As filed with the Securities and Exchange
                                                 Commission on June 30, 1999
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    ---------
                                    FORM 20-F
                                    ---------

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                        Commission file number: 001-14481

                                    ---------

                      TELE LESTE CELULAR PARTICIPACOES S.A.
             (Exact Name of Registrant as Specified in Its Charter)

Tele Leste Cellular Holding Company          The Federative Republic of Brazil
   (Translation of Registrant's              (Jurisdiction of Incorporation
       Name into English)                              or Organization)

                                   ---------

                 Av. Antonio Carlos Magalhaes 257, 6 andar/parte
                         41850-000 Salvador, BA, Brazil
                    (Address of Principal Executive Offices)

                                    ---------

        Securities registered or to be registered pursuant to Section
                              12(b) of the Act:

                                                Name of Each Exchange On
     Title of Each Class                           Which Registered
     -------------------                        ------------------------
Preferred Shares, without par value*            New York Stock Exchange
American Depositary Shares, each                New York Stock Exchange
representing 50,000 Preferred Shares

------------------
   * Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

             Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by this Annual
Report:

                124,369,030,532 Common Shares, without par value
               210,029,997,060 Preferred Shares, without par value

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes X   No __

     Indicate by check mark which financial statement item the Registrant has elected to follow.

                                Item 17 __   Item 18 X

===============================================================================

===============================================================================

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

                                     PART I

Item 1.    Description of Business.........................................1
Item 2.    Description of Property........................................18
Item 3.    Legal Proceedings..............................................18
Item 4.    Control of Registrant..........................................19
Item 5.    Nature of Trading Market.......................................20
Item 6.    Exchange Controls and Other Limitations
           Affecting Security Holders.....................................22
Item 7.    Taxation.......................................................23
Item 8.    Selected Financial Data........................................28
Item 9.    Management's Discussion and Analysis of
           Financial Condition and Results of Operations..................33
Item 9A.   Quantitative and Qualitative Disclosures
           about Market Risk..............................................43
Item 10.   Directors and Officers of Registrant...........................44
Item 11.   Compensation of Directors and Officers.........................45
Item 12.   Options to Purchase Securities from
           Registrant or Subsidiaries.....................................45
Item 13.   Interest of Management in Certain Transactions.................45

                                     PART II

Item 14.   Description of Securities to be Registered.....................45

                                    PART III

Item 15.   Defaults upon Senior Securities................................45
Item 16.   Changes in Securities, Changes in Security for
           Registered Securities and Use of Proceeds......................46

                                     PART IV

Item 17.   Financial Statements...........................................46
Item 18.   Financial Statements...........................................46
Item 19.   Financial Statements and Exhibits..............................46

Index of Defined Terms....................................................47
Technical Glossary........................................................49

                      PRESENTATION OF FINANCIAL INFORMATION

     In this Annual Report, Tele Leste Celular Participacoes S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), is referred to as the "Holding Company," and the Holding Company and its subsidiaries are referred to collectively as the "Company." Its subsidiaries, Telebahia Celular S.A. ("Telebahia Celular") and Telergipe Celular S.A. ("Telergipe Celular"), are collectively referred to herein as the "Subsidiaries."

     References to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars.

     The consolidated financial statements of the Company as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP"). The Consolidated Financial Statements and other financial information as of and for the year ended December 31, 1998 are presented in nominal reais and do not recognize the effects of inflation. The Consolidated Financial Statements and other financial information for prior dates and periods have been indexed and expressed in constant reais of December 31, 1997 purchasing power using the integral restatement method (correcao monetaria integral).

     Certain terms are defined the first time they are used in this Annual Report. The "Index of Defined Terms" that begins on page 47 lists those terms and where they are defined. The "Technical Glossary" that begins on page 49 provides definitions of certain technical terms used herein.

                           FORWARD-LOOKING INFORMATION

     This Annual Report contains forward-looking statements. The Company and its representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed at pages 14-18 herein, include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                                     PART I

Item 1.    Description of Business

     The Holding Company is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A. - Telebras ("Telebras") by Brazil's federal government (the "Federal Government") in May 1998. Each of the Subsidiaries was formed in January 1998 by spinning off the cellular telecommunications operations of an operating company controlled by Telebras (collectively, the "Predecessor Companies"). References to the operations of the Company prior to January 1998 are to the cellular operations of the Predecessor Companies. See "--Historical Background."

     The Company provides cellular telecommunications services in the Brazilian States of Bahia and Sergipe (the "Region") under concessions from the Federal Government (the "Concessions"). Cellular telecommunications services were first offered in the Region in July 1993, and the Company is the leading provider of cellular telecommunications services in the Region. At December 31, 1998, the Company had 269,828 subscribers.

The Holding Company and its Operating Subsidiaries

     The following table sets forth the contribution made by each Subsidiary to the Company's net operating revenues and net income for the year ending December 31, 1998 and the Holding Company's shareholding in each Subsidiary at December 31, 1998.


                                              Contribution to results               Holding Company ownership
                                       -------------------------------------       -----------------------------
                                            % of net       % of consolidated       % of share        % of voting
Subsidiary                             operating revenues      net income            capital            stock
---------------------                  ------------------  -----------------       -------------   -------------
Telebahia Celular S.A.............              81.7                71.9               89.1               95.8
Telergipe Celular S.A.............              18.3                23.2               73.6               85.5

     Substantially all the Holding Company's assets consist of shares in the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Holding Company's headquarters are located at Av. Antonio Carlos Magalhaes, 357, 6 andar/parte, Pituba, 41850-100 Salvador, BA, Brazil, and its telephone number is 5571-352-2617.

Historical Background

     Prior to the incorporation of Telebras in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebras and its operating subsidiaries (collectively, the "Telebras System") acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress adopted the Lei Geral de Telecomunicacoes (the "General Telecommunications Law," and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil's Executive Branch, the "Telecommunications Regulations"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebras. The General Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes - ANATEL ("Anatel").

     In January 1998, in preparation for the restructuring and privatization of the Telebras System, the cellular telecommunications operations of Telebras' operating subsidiaries were spun off into separate companies. In May 1998, Telebras was restructured to form, in addition to Telebras, 12 new holding companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called cisao, or split-up. Virtually all the assets and liabilities of Telebras, including the shares held by Telebras in the operating companies of the Telebras System, were allocated to the New Holding Companies. The split-up of the Telebras System into the New Holding Companies is referred to herein as the "Breakup" or the "Breakup of Telebras."

     The New Holding Companies, together with their respective subsidiaries, consist of (a) eight cellular service providers, each operating in one of eight regions (each a "Cellular Region"), (b) three fixed-line service providers, each providing local and intraregional long-distance service in one of three regions (each a "Fixed-Line Region"), and (c) Embratel Participacoes S.A. - Embratel ("Embratel"), which provides domestic (including intraregional and interregional) long-distance telephone service and international telephone service throughout Brazil. The fixed-line service provider operating in the Fixed-Line Region that includes the Region is Tele Norte Leste Participacoes, S.A. ("TNL"). In this Annual Report, references to the operations of TNL prior to January 1998 are to the fixed-line operations of the Predecessor Companies.

     The Holding Company is one of the New Holding Companies. In the Breakup, the Holding Company was allocated all the share capital held by Telebras in the operating subsidiaries of the Telebras System that provided cellular telecommunications service in the States of Bahia and Sergipe. In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including the Holding Company, to private-sector buyers. The Federal Government's voting shares of the Holding Company were purchased by a consortium comprised of Iberdrola Investimentos Sociedade Unipessoal, Lda. (68%) and Telefonica Internacional S.A. (32%) (collectively, "Iberdrola/Telefonica"). See "Control of Registrant."

The Region

     The Region covers an area of approximately 590,000 square kilometers, representing approximately 6.9% of Brazil's area. The Region has 14 metropolitan areas with populations in excess of 100,000, including Salvador, Brazil's third largest city.

     Set forth below is a map showing the location of the Region within Brazil.

                                 [MAP OF BRAZIL]

     The following table sets forth population, Gross Domestic Product ("GDP") and per capita income statistics for each state in the Region at the dates and for the years indicated.


                                               At July 1, 1998                  Year ended December 31, 1997
                                         -----------------------------   ----------------------------------------------
                                                                           GDP (2)                        Per capita
                                         Population     % of Brazil's    (billions of   % of Brazil's     income (2)
State                                    (millions)(1)  population (1)   U.S. dollars)      GDP (2)      (U.S. dollars)
---------------                          ----------     --------------   -------------  -------------    --------------
                                             (1)
Bahia (Telebahia Celular)............        12.9            8.0              36.5             4.5            2,900
Sergipe (Telergipe Celular)..........         1.7            1.0               6.6             0.8            4,040
                                            -----           ----             -----           -----           ------
Region...............................        14.6            9.0             43.1              5.3            3,030
                                            =====           ====             =====           =====           ======

------------------

(1) Estimates of the Instituto Brasileiro de Geografia e Estatistica - IBGE ("IBGE").

(2)  Atlas do Mercado Brasileiro, Ano-No. 1, Gazeta Mercantil, 1998.

     The Company's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of the Region, in particular. See "--Brazilian Economic Environment."

Services

     The Company is the leading supplier of cellular telecommunications in the Region and supplies both analog and digital service. The Company's digital cellular telecommunications service is based on the CDMA standard and was launched in Salvador in March 1998 and in Aracaju in April 1999. The Company also offers ancillary services, including voicemail, call forwarding, call waiting, caller identification and three-way calling. In December 1998, the Company started selling cellular telephones in connection with its digital cellular telecommunications service.

     Through agreements with other cellular service providers, the Company offers automatic roaming services throughout Brazil that allow subscribers to make and receive calls while out of the Region. The Company offers international roaming in Argentina, Uruguay and Paraguay through agreements with local cellular service providers. The Company provides a reciprocal roaming service to subscribers of other cellular service providers while they are in the Region. The Company also provides fixed-line and cellular service providers with interconnection pursuant to which the Company completes calls to its subscribers that originate with other service providers.

     The Company operates a call center that enable subscribers to obtain customer service 24 hours a day, seven days a week. During 1998, the Company's customer service department answered, on average, 4,847 calls per working day (averaging 119 seconds per call).

Sales and Marketing

     The Company divides its market into two main categories: (i) business customers and (ii) individual customers. The Company further divides these categories according to intensity of use and the time of day during which the customer's usage is heaviest. The Company varies the manner in which it markets and promotes its services and occasionally develops special plans and services for particular categories of customers. The Company provides additional support services, such as dedicated account representatives, to certain customers.

     Measures are being developed to improve the services offered to the Company's high and medium use clients in order to increase customer loyalty. Such measures include the introduction of digital technology and the implementation of additional service plans tailored to various user segments. See "--Sources of Revenue." During the second quarter of 1999, the Company introduced prepaid cellular telecommunications service. Such service has no activation fee and allows customers to pay only for services used.

     From time to time, the Company offers various short-term promotions in connection with the provision of cellular telecommunications services. Promotions in connection with introduction of digital service have included providing high-use customers with digital cellular telephones at significant discounts or free of charge.

     In April 1999, the Company commenced marketing its digital cellular telecommunications service under the "Movistar" brand. The Movistar brand is also used by Tele Sudeste Celular Participacoes S.A., which provides cellular telecommunications service in the States of Rio de Janeiro and Espirito Santo and is controlled by Iberdrola/Telefonica, the consortium that controls the Holding Company. See "Control of Registrant."

     Anatel requires that cellular telecommunications services are provided to all individual applicants, regardless of income level, in the order in which applications are received. Nonetheless, the Company may recommend suitable services plans, including the Company's prepaid card plan, to applicants for cellular service. The Company conducts credit checks to assist it in managing the risk of payment defaults. Service can be interrupted if a customer fails to make timely payments. See "--Billing and Collection."

     Sales Network

     The Company markets its services through a network of stores that includes general retail stores and outlets that only sell the Company's cellular telecommunication service and related goods. At December 31, 1998, the Company's services were marketed through 199 stores; 22 of which were operated by the Company and 177 of which were operated by independent distributors. This network enables the Company to market its services and provide after-sale service throughout the Region. The Company also markets its cellular telecommunications service directly to certain large corporate customers.

     The Company's agreements with its distributors provide for the payment of commissions, which vary depending on the size of the distributor, for activating new subscribers and performing various other services. The agreements prohibit distributors from promoting competing cellular telecommunications services and may be terminated by either party for any reason by giving at least 30 days written notice. The Company is in the process of implementing a new uniform commission structure under which distributors will receive a combination of up-front and trailing commissions in respect of each new subscriber they activate. The Company provides distributors with marketing materials and product and customer service training. The Company also supplies distributors with cellular telephones for resale to new subscribers.

Network and Subscriber Data

     The following table sets forth information on the Company's subscriber base, coverage and related matters at the dates and for the years indicated.

                                                                                     1996         1997         1998
                                                                                     ----         ----         ----
Cellular lines in service at year-end........................................         169,873      206,598      269,828
Subscriber growth during year................................................           58.2%        21.6%        30.6%
Estimated population of Region at year-end (millions) (1)....................            14.3         14.5         14.6
Estimated covered population at year-end (millions) (2)......................             6.0          6.4          6.9
Percentage of population covered at year-end (3).............................             42%          44%          47%
Penetration at year-end (4)..................................................           1.26%        1.42%        1.85%
Average monthly incoming minutes of use per subscriber during year...........            94.0        137.8        128.4
Average monthly outgoing minutes of use per subscriber during year...........           122.6        103.4         96.9
Average monthly revenues per subscriber during year (5)......................         R$90.56      R$87.79      R$87.16

------------------

(1)  Company projections based on IBGE estimates.
(2)  Number of people within the Region that can access the Company's service.
(3) Percentage of population of the Region that can access the Company's service.
(4) Number of cellular lines in service divided by the population of the Region.
(5)  In nominal reais, net of value-added taxes.

Sources of Revenue

     The Company's revenues consist of (i) usage charges, which include measured service charges for outgoing calls, roaming charges and, since April 1999, prepaid card charges, (ii) monthly subscription charges, (iii) activation fees, which are one-time charges paid to obtain cellular telecommunications service,
(iv) interconnection charges, which are amounts charged by the Company to cellular, fixed-line and long-distance service providers for use of the Company's network, (v) other charges, including charges for call forwarding, call waiting and call blocking, and (vi) since December 1998, proceeds from the sale of cellular telephones and accessories. The Company's rates are subject to the approval of Anatel. See "--Regulation of the Brazilian Telecommunications Industry."

     Subscriber Charges

     Unlike North America, cellular telecommunications service in Brazil is offered on a "calling party pays" basis, under which the subscriber generally pays only for outgoing calls. Subscribers are required to pay certain fees when they receive calls while outside of their home registration areas. There are 43 registration areas in the Region.

     Charges for cellular calls are calculated based on the subscriber's service plan, the location of each party to the call and the duration of the call. The lowest base rate per minute ("VC1") applies to calls made by a subscriber in a registration area to persons in the same registration area. Charges for calls to persons outside the registration area but within the Region are assessed at a higher rate ("VC2"). Calls to persons outside the Region are billed at the highest rate ("VC3"). When a subscriber makes or receives a call while outside his or her home registration area, a per-call surcharge known as "AD" is applicable. When a subscriber receives a call while outside his or her home registration area, the subscriber also pays one rate per minute if the subscriber is located within the Region ("DSL1"), and a higher rate if the subscriber is located outside the Region ("DSL2"). Measured service charges are discounted by at least 30% for calls made on Sundays and national holidays and for calls made during particular hours during other days ("off-peak calls"). The Company abolished VC2 rates in June 1999 and all calls within the Region are now charged at the VC1 rate.

     The basic service plan is the Company's principal service plan and is used by a large majority of its subscribers. The following table sets forth the average rates for the basic service plan for each year in the three-year period ended December 31, 1998 in nominal reais and net of value-added taxes.

                                                                          1996          1997          1998
                                                                          ----          ----          ----
                                                                                 (nominal reais)
Activation fee......................................................    310.00        310.00        85.60
Monthly subscription fee............................................     26.00         26.00        26.00
Usage charges (per minute)(1):
    VC1.............................................................      0.25          0.26         0.26
    VC2.............................................................      0.58          0.58         0.58
    VC3.............................................................      0.66          0.66         0.66
    DSL1............................................................      0.29          0.29         0.29
    DSL2............................................................      0.33          0.33         0.33
AD (per call).......................................................      0.55          0.55         0.55

------------------
(1)  Weighted average peak rates.

     During 1998 the Company commenced offering six additional service plans: the Free Plus plan, which has low activation monthly subscription fees and is intended for casual users of telecommunications service; the Night plan, which is intended for users who use their cellular telephone primarily during off-peak hours; the Free 80 and Free 200 plans, which are intended for frequent users of cellular telecommunications services; and the Free Company 30 and Free Company 80 plans, which are intended for corporate customers.

     In April 1999, the Company launched its "Facil" prepaid card service, under which subscribers purchase a calling card that entitles them a certain value of call minutes. All calls within the Region are charged at the VC1 rate. Subscribers may continue to receive calls after their card is exhausted (for up to ten months) but must purchase another card to make further outgoing calls. Activation and monthly subscription charges do not apply. There is no credit risk or billing cost associated with prepaid card customers. Management expects that prepaid card customers will become a significant portion of its customer base.

     The following table sets forth certain terms of the Company's plans of service as of May 1999, in nominal reais and including value-added and other taxes that are deducted in arriving at net operating revenue.

                                     Standard   Free                                    Free        Free
                                      (Basic)    Plus    Night    Free 80  Free 200  Company 30  Company 80    Facil
                                      -------    ----    -----    -------  --------  ----------  ----------    -----
Activation fee......................  119.98      99.99   99.99     99.99     99.99      99.99       99.99     90.00
Monthly subscription fee............   33.97       3.90   25.00     53.50     79.99      34.00       53.50        --
Usage charges (per minute):
    VC1 (peak)......................    0.34       1.20    0.65      0.30      0.25       0.24        0.31      1.20
    VC1 (off-peak)..................    0.23       0.25    0.12      0.21      0.17       0.17        0.21      0.25
    VC2 (1)(2)......................    0.80       1.29    0.80      0.68      0.68       0.24        0.65        --
    VC3 (1).........................    0.91       1.35    0.91      0.82      0.82       0.75        0.75      1.35
    DSL1 (1)........................    0.40       0.60    0.40      0.35      0.35       0.35        0.35        --
    DSL2 (1)........................    0.45       0.64    0.45      0.40      0.40       0.40        0.40        --
AD (per call).......................    0.76       0.60    0.76      0.76      0.76       0.70        0.77        --
VC1 minutes included................      --         --      40        80       200         30          80        --

------------------

(1)  Peak rates, reduced rates apply during off-peak hours.

(2) The Company abolished VC2 rates in June 1999 and VC1 rates now apply throughout the Region.

     In June 1999, the company launched a number new digital service plans under the "Movistar" brand. The following table sets forth the terms of those plans, in nominal reais and including value-added and other taxes that are deducted in arriving at net operating revenue.

                                          Movistar     Movistar       Movistar         Movistar        Movistar
                                           Basic       Personal    Professional 80 Professional 200     Travel
                                           -----       --------    --------------------------------     ------
Activation fee.........................     99.99        99.99          99.99            99.99          99.99
Monthly subscription fee (1)...........     24.90        14.00          44.90            65.00          21.00
Usage charges (per minute)(2):
    VC1 (peak).........................      0.34         0.65           0.37             0.30           0.44
    VC1 (off-peak).....................      0.23         0.15           0.25             0.21           0.30
    VC2 (3)............................     N/A           N/A            N/A             N/A             N/A
    VC3 (4)............................      0.91         0.91           0.82             0.82           0.80
    DSL1 (4)...........................      0.34         0.40           0.35             0.35           N/A
    DSL2 (4)...........................      0.45         0.51           0.40             0.40           0.40
AD (per call)..........................      0.76         0.76           0.76             0.76           N/A
VC1 minutes included...................     --            --             80                200           --

------------------
(1) Monthly subscription includes certain value-added services including voice mail, conference calling, caller identification.

(2) All usage charges are for cellular to fixed calls. Lower rates apply to calls to other Company subscribers and higher rates apply to calls to subscribers of other cellular service providers.

(3) The Company abolished VC2 rates in June 1999 and VC1 rates now apply throughout the Region.

(4)  Peak rates, reduced rates apply during off-peak hours.

     Roaming Fees

     The Company receives revenue pursuant to roaming agreements with other cellular service providers. When a call is made from within the Region by a subscriber of another cellular service provider, that service provider pays the Company for the call at the applicable rate. Conversely, when a Company subscriber makes a cellular call outside the Region, the Company must pay the charges associated with that call to the cellular service provider in whose region the call originates. See "--Operating Agreements--Roaming Agreements."

     Interconnection

     The Company earns revenues from any call to a subscriber located within the Region that originates with another service provider (cellular or fixed-line). The Company charges the service provider from whose network the call originates an interconnection charge for every minute the Company's network is used in connection with the call. See "--Operating Agreements--Interconnection Agreements." The Company's average interconnection charge for 1996, 1997 and 1998 was R$0.17, R$0.19 and R$0.19 per minute, net of value-added taxes, respectively.

     Cellular Telephone Sales

     The Company started selling cellular telephones in December 1998. The telephones are often sold at or below cost as part of package that includes subscription to the Company's digital cellular telecommunications service. The Company usually sells cellular telephones to subscribers, and to distributors for resale to subscribers, by means of an installment plan. Management believes that, while the sale of cellular telephones may become a significant source of revenue in the future, it is unlikely to become a significant source of income.

     Taxes on Telecommunications Goods and Services

     The cost of telecommunications goods and services includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos (the "ICMS"), which the Brazilian states impose at varying rates on certain revenues from the provision of telecommunications services. The ICMS rate in each state in the Region is 25% for domestic telecommunications services and 17% for goods including cellular telephones.

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to certain services, including cellular activation and monthly subscriptions. Under Brazilian law there is a risk that the state governments will seek to apply the ICMS retroactively to activation and monthly subscription rendered during the five years preceding June 30, 1998. See "Legal Proceedings."

     Two federal social contribution taxes, the Programa de Integracao Social ("PIS") and the Contribuicao para Financiamento da Seguridade Social ("COFINS"), are imposed on gross revenues at a combined rate of 3.65%. Prior to February 1999, the taxes applied to gross revenues from the sale of goods and services at a combined rate of 2.65%.

Billing and Collection

     In January 1999, the Company replaced the two billing systems it previously used with a new billing system developed by Informatica Telecomunicaciones y Servicios, S.A. The new billing system has four main functions: (i) subscriber registration, (ii) subscriber information management, (iii) accounts receivable management, and (iv) billing and collection. The new billing system will give the Company greater flexibility in developing service plans and billing options and will enable the Company to monitor account balances in near-real time. Management expects that the new billing system will benefit many areas of its business, including marketing, customer service and credit management.

     Pursuant to Brazilian law, subscribers must receive a bill at least five days before the due date, and the Company must allow subscribers at least 15 days from the due date before suspending service for nonpayment. If a subscriber's payment is more than 15 days past due, the subscriber's ability to make outgoing calls is suspended until full payment for all outstanding charges is received. If a subscriber's payment is more than 60 days past due, service is discontinued.

     The Company and the other service providers that were formerly part of the Telebras System reconcile interconnection and roaming charges owed between them and settle on a net basis. For international and domestic long-distance calls made by its subscribers, the Company forwards the amount collected for such calls to Embratel and charges Embratel a fee for the use of its cellular telecommunications network.

Network

     At December 31, 1998, the Company's cellular telecommunications network consisted of 277 base stations and 13,427 channels, and covered approximately 47% of the Region's population. The Company expanded the network significantly during 1998, increasing the number of channels by 34%. The Company continues to increase network capacity and coverage in response to projected consumer demand. The network is currently connected primarily by a fiber-optic transmission system leased from TNL, although the Company is considering replacing such transmission system with its own lines. NEC and Ericsson are the Company's principal suppliers of cellular telecommunications equipment.

     Digitalization represents one of the Company's key strategic initiatives. At March 31, 1999, approximately 20% of the Company's network and 10% of its cellular lines in service were digital. The Company's management believes that digitalization offers certain advantages, including greater network capacity, reduced operating costs and additional revenue through the sale of value-added services. Digital cellular telecommunications service also offers subscribers greater security.

     Under the Concessions, the Company is obligated to meet certain quality of service and annual network expansion obligations. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." Management believes that the Company is in compliance with its quality of service and network expansion obligations. The Company has already achieved its network expansion obligations for each year through 2001.

Fraud Detection and Prevention

     "Cloning fraud" is common in parts of Brazil and is occasionally experienced by the Company. Cloning fraud consists of duplicating the cellular signal of a bona fide subscriber, enabling the perpetrator of the fraud to make telephone calls using the subscriber's signal. Such calls are billed to the subscriber, but the receivable is written off when the Company discovers it arose from a fraudulent call. If part of a fraudulent call is carried by the network of another service provider, the Company is obligated to pay that service provider the applicable interconnection fee, regardless of whether the Company ever collects the receivable associated with the call.

     The Company has implemented fraud-detection and fraud-prevention measures in an effort to reduce fraud-related losses. Fraud-detection measures involve the collection and review of call records to detect abnormal calling patterns. When abnormal patterns are found the subscriber is contacted by the fraud control staff of the Company and, if cloning has occurred, the subscriber's number is changed. Fraud-prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access.

     The Company has installed a nation-wide fraud detection system licensed from Digital Equipment Corporation. This system aids in fraud detection in various ways, including identification of simultaneous usage by a single subscriber, call frequency and unusually high usage patterns. The system has been operational within the Region since July 1998.

Competition

     Band B Competition

     The General Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. The Federal Government has granted ten licenses to private companies (each a "Band B Service Provider") to provide cellular telecommunications service within particular regions of Brazil on a frequency range referred to as "Band B." The frequency range used by the cellular service providers that were spun off from the Telebras System, including the Company, (each a "Band A Service Provider') is referred to as "Band A." Each Band B license covers a geographic region that generally corresponds to a Cellular Region. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

     A license to provide cellular telecommunications services in the Region on Band B has been granted to Vicunha Telecomunicacoes Ltda., which carries on business under the name "Maxitel" ("Maxitel"), the shareholders of which are:
(i) STET Mobile Holding N.V., a subsidiary of Telecom Italia S.p.A. (43%), (ii) the Brazilian textiles group Vicunha S.A. (37%) and (iii) the media group Organizacoes Globo S.A. and Banco Bradesco S.A., Brazil's largest private sector bank (20%). Maxitel paid R$250 million for the license and began providing cellular telecommunications service based on the TDMA digital standard in the Region in April 1998. Maxitel also acquired a license to provide cellular telecommunications services in the neighboring state of Minas Gerais for R$520 million. Maxitel's rights and obligations under its license are substantially identical to the Company's rights and obligations under the Concessions. Maxitel's subscribers use dual-mode cellular telephones, which operate with AMPS analog networks, such as the Company's, as well as TDMA networks. Management estimates that the Company's market share was 67% at May 1999, and Maxitel's market share was 33%.

     Other Competition

     While management does not consider fixed-line service providers to be major competitors, it is possible that increased fixed-line penetration in areas where cellular telecommunications had previously been the only readily-available telecommunications service could result in reduced usage of cellular telecommunication services in those areas. The fixed-line service provider in the Region is TNL. The Federal Government has granted a second concession to provide fixed-line telecommunications services in the Region to Canbra Telefonica S.A., a consortium whose members include Bell Canada International, WLL International, Inc. and Qualcomm Incorporated. The consortium paid R$60 million for the concession.

     Technological advances in the telecommunications field, such as Personal Communications Services ("PCS"), may introduce additional competition for cellular service providers. PCS services, which are similar to digital cellular telecommunications services, require a license from the Federal Government. The Federal Government has indicated that it does not intend to issue licenses to provide PCS services until 2000. Satellite services became available in Brazil in January 1999, when Iridium launched its service. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings.

     Cellular telecommunications services compete to a limited extent with certain other wireless telecommunications services, such as mobile radio, paging or beeper services, which are generally less expensive than cellular telecommunications services. However, such services are not widely used in the Region.

     There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Any adverse effects on the Company's results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the identity of the competitors, their business strategies and capabilities, market conditions prevailing at the time, the regulations applicable to new entrants and the Company and the effectiveness of the Company's efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than those of the Company.

Operating Agreements

     Interconnection Agreements

     The Company has entered into interconnection agreements with Embratel and each of TNL's subsidiaries operating in the Region. The terms of these interconnection agreements include provisions specifying the number of connection points, the method by which signals must be received and transmitted, and the costs and fees of interconnection. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications
Companies--Interconnection."

     Roaming Agreements

     Agreements for automatic roaming have been entered into with all the other Band A Service Providers and all the Band B Service Providers. These roaming agreements permit the Company's subscribers to use their cellular telephones on the networks of other cellular service providers while traveling or "roaming" outside the Region. The Company is required to provide reciprocal service to subscribers of those cellular service providers when those subscribers are within the Region. The agreements require the Company and the other cellular service providers to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming charges. The agreements have a three-year term and automatically renew for further one-year terms.

     The Company has also entered into international roaming agreements with foreign carriers that permit its subscribers to use their cellular telephones in Argentina, Uruguay and Paraguay and subscribers of those carriers to use their cellular telephones in the Region. The Company is negotiating an international roaming agreement that will permit its subscribers to make and receive calls in Portugal. The terms of these international roaming agreements vary from agreement to agreement.

Employees

     At December 31, 1998, the Company had 256 full-time employees, of whom approximately 29% were employed in sales, 25% in finance and administrative support, 22% in customer service, 18% in technical positions and 6% in marketing. Approximately 41% of all employees are members of state labor unions associated with either the Federacao Nacional dos Trabalhadores em Telecomunicacoes - Fenattel ("Fenattel") or the Federacao Interestadual dos Trabalhadores em Telecomunicacoes - Fittel ("Fittel"). Each Subsidiary negotiates a new collective labor agreement every year with each local union. The collective agreements now in force expire in November 2000.

     The Company's management considers the relations of the Company with its work force to be satisfactory. Neither the Company nor any Predecessor Company has experienced a work stoppage that had a material effect on its operations.

     Employees of the Company at the time of the privatization had the right to maintain their rights and benefits in Fundacao Telebras de Seguridade Social - Sistel ("Sistel"), a multi-employer defined benefit plan that supplements government-provided retirement benefits. The Company makes monthly contributions to Sistel currently equal to 13.5% of the salary of each employee who is a Sistel member. Each employee member also makes a monthly contribution to Sistel based on age and salary. Members of Sistel qualify for full pension benefits after reaching age 57 provided they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from the Company. As a member of a multi-employer plan, the Company's contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Company. See Note 24 to the Consolidated Financial Statements. Employees hired since the privatization are not members of Sistel and the Company does not contribute to any pension fund on behalf of such employees.

     Sistel covers the former employees of the companies of the Telebras System, and the Company is contingently liable for all of the unfunded obligations of the plan. See Note 24 to the Consolidated Financial Statements. The Company believes that Sistel may be replaced by one or more separate plans, but there can be no assurances as to when this will occur or what the consequences will be for the Company or its employees.

Capital Expenditures

     The Company's capital expenditure priorities include increasing the capacity, coverage and level of digitalization, of the Company's network. Management expects 1999 capital expenditures to be approximately R$135 million.

     The following table sets forth the Company's capital expenditures for each year in the three-year period ended December 31, 1998.

                                                                                   Year ended December 31,
                                                                             ------------------------------------
                                                                             1996           1997            1998
                                                                             ----           ----            ----
                                                                                   (millions of reais (1))
Automatic switching equipment.....................................             9.7              4.6           19.8
Other equipment...................................................           128.5             62.7           31.8
Real estate.......................................................            35.8              1.0            5.3
Other assets......................................................             1.1              0.2            0.8
                                                                          --------          -------       --------
     Total capital expenditures...................................           175.1             68.5           57.7
                                                                          ========          =======       ========

------------------

(1) 1996 and 1997 information is presented in constant reais of December 31, 1997. 1998 information is presented in nominal reais.

     Prior to privatization, the Company's capital expenditures were planned and allocated on a system-wide basis and subject to approval by the Federal Government. These constraints on capital expenditures prevented the Company from making certain investments that otherwise would have been made to improve cellular telecommunications service in the Region. Since the privatization of Telebras, these restrictions have not applied.

Research and Development

     In connection with the Breakup, the Subsidiaries were required to enter into three-year contracts which obligate them to contribute an aggregate of approximately R$150 thousand per annum to the Centro de Pesquisa e Desenvolvimento da Telebras (the "Center"), a research and development center formerly operated by Telebras, during the three years ending May 2001. Prior to the execution of these contracts the Subsidiaries each paid 1.5% of revenues to the Center.

     The Company's research and development expenses during 1998, including its contribution to the Center, were R$0.8 million. The Company had no research and development expenses during 1996 and 1997 because all contributions to the Center during that period were made by the Predecessor Companies. The Company does not independently develop new telecommunications hardware and depends upon the manufacturers of telecommunications products for the development of new hardware.

Regulation of the Brazilian Telecommunications Industry

     General

     The Company's business, including the services it provides and the rates it charges, is subject to comprehensive regulation under the General Telecommunications Law, a new comprehensive regulatory framework for the provision of telecommunications services enacted by Anatel in November 1998 and various administrative enactments thereunder. Each of the Subsidiaries operates under a Concession that authorizes it to provide specified services and sets forth certain obligations (the "List of Obligations").

     Anatel is the regulatory agency for telecommunications under the General Telecommunications Law and the October 1997 Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Anatel is administratively independent and financially autonomous. Anatel maintains a close relationship with the Ministry of Communications and is required to report on its activities to the Ministry of Communications. It has authority to propose and issue regulations that are legally binding on telecommunications service providers. Any such proposed regulation is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts, as may any other action taken by Anatel.

     Concessions and Licenses

     Concessions and licenses to provide telecommunications services are granted under the public regime or the private regime. The Concessions are granted under the private regime and the Subsidiaries are subject to requirements imposed by Anatel in the List of Obligations.

     Pursuant to the Lei Minima (the "Minimum Law") and the General Telecommunications Law, the Band A and Band B Service Providers have been granted concessions. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a cellular service provider wishes to offer any telecommunications service other than the cellular telecommunications service authorized by its concession, it may apply to Anatel for a license to offer such other services.

     Each concession has been granted for an initial period of 15 years and may be renewed at the discretion of Anatel for further periods of 15 years if the list of obligations has been met. The initial periods of the Concessions to provide cellular telecommunications service in the State of Bahia and Sergipe expire on June 29, 2008 and December 15, 2008, respectively.

     Currently, there is a limit on the number of cellular service providers that may provide cellular telecommunications services in the Region, one
Band A Service Provider and one Band B Service Provider. Under the Concessions, Anatel may not authorize additional providers of cellular telecommunications services until December 31, 1999.

     Obligations of Telecommunications Companies

     The Company, like other cellular service providers, is subject to obligations concerning quality of service and network expansion and modernization. Failure to meet these obligations may result in fines and penalties of up to 0.05% of annual net operating revenues per day until the Company complies with the obligations, as well as potential revocation of the Concessions.

     The following tables set forth the Company's quality of service and network expansion obligations as provided in the Concessions.

                                                                         Maximum/
Quality of Service Indicator                                             Minimum
----------------------------                                         ----------------
Average level of system availability (1)............................ greater than 98%
Network drop rate (2)............................................... less than 3%
"All circuits busy" rate (3)........................................ less than 5%
 Interconnection drop rate (4)...................................... less than 3%
 Average system availability on first call attempt.................. greater than 90%
 Number of customer complaints per month (per 100 subscribers) ..... less than 5

----------
(1) Percentage of time system is operational and available for call origination, transport and completion.
(2) Rate of failed call completion due to signal loss between radio base station and switching centers.
(3) Rate at which system rejects attempted calls during peak period because no circuits are available.
(4)  Rate at which interconnected calls fail to complete during peak periods.

                                                                   Minimum required coverage
                                                          -------------------------------------------
                                                           1998     1999      2000     2001      2002
                                                           ----     ----      ----     ----      ----
Services offered in cities with populations of:(1)
  Over 200,000 or state capital.....................      100%      --        --       --        --
  100,000 to 200,000................................       --      100%       --       --        --
  75,000 to 100,000.................................       --       --        90%      --        --
  50,000 to 75,000..................................       --       --        --       80%       --
  30,000 to 50,000..................................       --       --        --       --        70%
Maximum average installation waiting time
   (days)(2)........................................      180      120        30       15         5

----------

(1) For services to be deemed to be offered in any city, service must be available to at least 30% of the population.

(2)  Between request for service and connection in areas with cellular service.

     The Company is currently in compliance with its quality of service obligations and has satisfied its network expansion obligations for each year through 2001. Although there can be no assurances, the Company's management expects that the Company will be in compliance with its obligations under the Concessions at all times.

     Interconnection. All telecommunications service providers are required to provide interconnection upon request to any party that provides public telecommunications services. The terms and conditions of interconnection are to be freely negotiated between parties, subject to a price cap established by Anatel. If a company offers any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis.

     Anatel has stated that for the time being it does not expect to require network operators to permit co-location of equipment. Co-location means that a network operator permits another party to place its switching equipment in or near the local exchange of the network operator and to connect to the network at this location. Co-location is currently a matter for negotiation between interested parties.

     Anatel does not currently require network operators to unbundle network elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may require unbundling in the future. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements which may be purchased separately by a party requesting interconnection.

     Rate Regulation

     The Concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a basket of services. The basket consists of the services in the Basic Service Plan, including monthly subscription fees, VC1 charges, VC2 charges, VC3 charges, DSL1 charges, DSL2 charges, and AD charges, as well as interconnection charges and charges to provide a physical connection to the network.

     The initial price cap agreed upon by Anatel and the Company in the Concessions is based on previously existing tariffs, which were developed based on the fully allocated costs of the Company. The initial price cap is adjusted on an annual basis under a formula set forth in the Concessions. The price cap is adjusted to reflect the rate of inflation as measured by the Indice Geral de Precos - Disponibilidade Interna ("IGP-DI"), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization.

     The weighted average tariff for the entire basket of services may not exceed the price cap, but the tariffs for individual services within the basket may be increased. The Company may increase the tariff for any individual service by up to 20%, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff does not exceed the price cap.

     Other telecommunications companies wishing to interconnect with and use the Company's network must pay certain fees, primarily an interconnection fee. The interconnection fee charged by Band A Service Providers is subject to a price cap stipulated by Anatel. The price cap for the interconnection fee varies from company to company based on the underlying cost characteristics of each company's network. For a breakdown of the Company's past interconnection charges, see "--Sources of Revenue--Interconnection."

Replacement of Telebras as Guarantor of Certain Credit Agreements

     The Subsidiaries are parties to credit agreements that are guaranteed by Telebras. The Company is obligated, pursuant to the terms and conditions of the privatization of the Telebras System, to replace Telebras as guarantor of these agreements. At May 31, 1999, Telebras had been replaced as guarantor in relation to all but R$16.3 million of this indebtedness. Management is negotiating with the creditors in respect of the remaining indebtedness.

Brazilian Political Environment

     The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover in the federal government at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies.

     Fernando Henrique Cardoso, who was Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "Real Plan"), was elected President of Brazil in October 1994 and, in October 1998, was reelected for an additional four-year term, which began in January 1999. President Cardoso is the leader of a coalition of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic Party, holds the second largest number of seats in the coalition.

     1999 to date has been marked by difficult relations between the Federal Government and certain state governments. In the 1998 elections for state governors, candidates from parties allied with the President's coalition prevailed in 21 of 27 states, including the States of Bahia, Sergipe and Sao Paulo. Opposition candidates won in six states, including the States of Rio de Janeiro and Rio Grande do Sul. In January 1999, the new Governor of the State of Minas Gerais announced that his state would suspend payments on its debt to the Federal Government for 90 days. The Governor of the State of Rio Grande do Sul subsequently obtained a court order permitting his state to make its debt payments into an escrow account, pending resolution of a request of seven states to renegotiate refinancing agreements they had reached with the Federal Government in 1997. The Federal Government has responded by seeking to withhold constitutionally-mandated transfers to the State of Minas Gerais. The Federal Government has notified certain international financial institutions that it will no longer guarantee obligations of the States of Minas Gerais and Rio Grande do Sul to those institutions, leading the World Bank to suspend loans to certain Brazilian states.

     In February 1999, certain state governors pressed for a renegotiation of their states' refinancing agreements with the Federal Government. The President offered instead to make loans to the states to cover the costs of layoffs and pension reform and promised to review a law exempting exports from state taxes. The Federal Government has initiated negotiations with the World Bank to secure funding for such loans. The Federal Government is also proposing to refinance certain debt of Brazil's municipalities for a period of 30 years at a rate equivalent to 9% above the rate of inflation, in return for which the municipalities are to be required to cut costs sharply and adopt strict fiscal guidelines.

     Conflicts between the Federal Government and state governments could complicate the passage of the government's fiscal reform package and longer-term fiscal measures, including a reform of the tax system, and Brazil's ability to meet the agreed targets under the country's agreements with the International Monetary Fund (the "IMF"). See "--Brazilian Economic Environment."

Brazilian Economic Environment

     The Company's business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and
(iii) exchange rates between Brazilian and foreign currencies.

     For many years before the introduction of the Real Plan in late 1993, the Brazilian economy was extremely volatile. The Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, noninflationary growth. Changes in monetary, credit, tariff and other policies were frequent and occasionally drastic. In particular, actions to control inflation, interest rates or consumption included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not infrequently had a material adverse effect on the Company's business, operations, financial condition and results of operations.

     The Federal Government introduced the Real Plan in December 1993. The Real Plan is an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government-owned entities and introducing a new currency. The real was introduced as Brazil's currency on July 1, 1994, initially with an exchange rate of R$1.00 to US$1.00. The real appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.2087 to US$1.00 at December 31, 1998. Notwithstanding the success of the Real Plan in lowering inflation and stabilizing the Brazilian economy, the Real Plan has also led to economic slowdown, and a rise in unemployment in most regions and sectors of the economy.

     The Asian financial crisis in 1998 and the ripple effects of that crisis presented a serious challenge for Brazil. After reaching a historical high of US$74.7 billion at April 30, 1998, Brazil's international reserves declined to US$42.4 billion at October 31.

     In November 1998, in response to continuing pressure on the real and the rapid decline in the country's dollar reserves, Brazil negotiated a US$41.5 billion loan package arranged by the IMF. Acceptance of the IMF package committed Brazil to implement a combination of spending cuts and tax increases. Brazil received the first installment of approximately US$9.4 billion in two disbursements. Brazil's level of international reserves stabilized following the announcement of the support package, reaching US$44.6 billion at December 31, 1998. At year-end 1998, the Commercial Market Rate stood at R$1.2087 to US$1.00.

     After some initial progress in implementing a Fiscal Stabilization Program announced in late 1998, the Federal Government encountered difficulties in implementing the program in Congress. See "--Brazilian Political Environment." The Central Bank of Brazil (the "Central Bank") attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. Both the level of international reserves and the value of the real continued to decline. At January 31, Brazil's international reserves stood at US$36.1 billion and the Commercial Market Rate stood at R$1.9832 to US$1.00.

     In the following weeks, the Federal Government had a series of legislative successes with its efforts to implement the expense reduction and revenue enhancement measures under its Fiscal Stabilization Program. Brazil also began negotiations with the IMF on adjustments to the previously-agreed 1999-2001 economic program, and agreement was reached in March on new economic targets. Brazil received a second disbursement, of approximately US$4.9 billion, from the IMF, followed by an additional US$4.9 billion in bilateral loans under the IMF-led support package. Subsequent disbursements will depend on Brazil's ability to meet the agreed primary surplus targets and on Brazil's progress in implementing fiscal reforms. There can be no assurance that Brazil will be able to meet the primary surplus targets under its agreement with the IMF and, accordingly, that the full amount under the IMF-led support package will be available to Brazil.

     After giving effect to the inflows from the IMF-led support package, Brazil's international reserves stood at US$38.9 billion on April 8, 1999. The Commercial Market Rate stood at R$1.7485 to US$1.00. on June 18, 1999.

     As a result of the foregoing events, GDP dropped 1.64% during the fourth quarter of 1998, reflecting declines of 6.45%, 2.45% and 0.65% in the agricultural, industrial and services sectors, respectively. GDP declined by 0.15% in the full year 1998, compared with 3.47% growth during the preceding year. Brazil's current account deficit continued to grow in 1998, reaching US$35.2 billion for 1998, compared with a US$33.4 billion deficit for the preceding year. At the end of the first quarter of 1999, the current account deficit stood at US$3.5 billion, the result of a US$535 million trade deficit and US$3.4 billion in debt service during that quarter. Foreign direct investment inflows increased 52.6% in 1998, totaling US$26.1 billion. Of that amount, 23.4%, or US$6.1 billion, resulted from foreign participation in the national privatization program. In the first two months of 1999, foreign direct investment inflows totaled US$5.7 billion, bringing such investment to US$29.7 billion in the twelve months ended February 28, 1999.

Developments in Other Emerging Market Countries

     The Brazilian securities markets are influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, developments in one country can have an effect on investors' perceptions of the risks of investing in the securities of issuers in other countries, including Brazil. During 1998 and 1999, the international financial markets have experienced significant volatility, with significant adverse effects on demand for and prices of securities of issues in virtually all emerging markets, including Brazil.

     The current volatility in the securities markets in Latin American and other emerging market countries has been attributed, at least in part, to the effects of the Asian and the Russian economic crises of 1997-98. For example, the crisis in Asia in the fourth quarter of 1997 provoked a significant financial crisis in Brazil. In August 1998, following the devaluation of the Russian ruble, Brazil again experienced substantial capital outflows and significant declines in its stock markets. See "--Brazilian Economic Environment."

     There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the prices of the Company's securities.

Inflation and Devaluation

     Brazil experienced extremely high and generally unpredictable rates of inflation and devaluation of Brazilian currency for many years until the implementation of the Real Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. See "--Brazilian Economic Environment."

     The following table sets forth the rate of Brazilian inflation, as measured by the Indice Geral de Precos - Mercado (the General Price Index - Market or "IGP-M"), and the devaluation of the Brazilian currency against the U.S. dollar during the periods indicated.

                                                  Year ended December 31,
                                             ---------------------------------
                                             1996          1997          1998
                                             ----          ----          ----
                                                      (percentages)
Inflation (IGP-M)..........................9.2            7.7            1.8
Devaluation (Brazilian currency vs. US$)...6.9            7.4            9.0

     Under the Real Plan, the rate of Brazilian inflation has decreased considerably since July 1994. The exchange rate between the real and the U.S. dollar remained relatively stable from mid-1994 to year-end 1998, but extreme volatility has returned in 1999. See "--Brazilian Economic Environment." During the first quarter of 1999, inflation, as measured by the IGP-M, amounted to 7.4% and the devaluation of the real against the U.S. dollar was 42%.

     Inflation and devaluation have potentially adverse consequences for the Company's business, prospects, financial condition and results of operations. These factors introduce distortions into the Company's financial statements and make period-to-period comparisons difficult and unreliable. Differences between the relative rate of Brazilian inflation as compared to the rates of Brazil's trading partners, on the one hand, and the rate of currency devaluation, on the other, can cause balance sheet losses for the Company on its foreign currency-denominated liabilities. Inflation places pressure on the Company's rates and invites Federal Government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

     There can be no assurance that Brazilian inflation will remain at modest rates or, if there is an increase in inflation, that the Company's business, prospects, financial condition and results of operations will not be adversely affected.

Item 2. Description of Property

     The principal physical properties of the Company consist of transmission equipment, switching equipment and base stations. The Company leases the sites where its cellular telecommunications network equipment is installed. At March 31, 1999, the Company had seven large cellular switches in Salvador, Aracaju, Feira de Santana and Itabuna and 277 base stations, of which 77 were located on land owned by the Company and the remainder of which were located on land leased by the Company. Most of these leases do not expire prior to 2003. The Company leases office space (approximately 1,800 square meters) in Salvador and Aracaju. The Company also leases seven retail stores.

Item 3. Legal Proceedings

Litigation Related to the Breakup of Telebras

     The Breakup of Telebras was subject to numerous lawsuits in which the plaintiffs sought, and in certain cases obtained, preliminary injunctions against the Breakup on constitutional and other grounds. All of these preliminary injunctions were subsequently quashed, but appeals are still pending in a number of cases. It is theoretically possible under Brazilian law for a court to require that the Breakup be unwound. The Company's management believes, however, that the likelihood of an unfavorable outcome in any of these suits is remote.

Litigation Arising Out of Events Prior to the Breakup

     Telebras and the Predecessor Companies, the legal predecessors of the Holding Company, and the Subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies relating to events prior to the Breakup. Liability for claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Subsidiaries remains with the Predecessor Companies, except for labor and tax claims (for which the Predecessor Companies and the Subsidiaries are jointly and severally liable, as the case may be, by operation of law) and those liabilities with respect to which the Predecessor Companies had made specific accounting provisions prior to the Breakup, assigning them to the Subsidiaries. Any claims against the Predecessor Companies which are not satisfied by the Predecessor Companies could result in claims against the Subsidiaries to the extent that the Subsidiaries have received assets which might have been used to settle those claims had they not been spun off from the Predecessor Companies. However, under the shareholders' resolution pursuant to which the spin-off was effected, the Subsidiaries have contribution rights against the Predecessor Companies with respect to the entire amount of any payments made by the Subsidiaries in connection with any labor or tax claims brought against the Subsidiaries and relating to acts committed by the Predecessor Companies prior to the effective date of the spin-off. The Company's management believes that the chances that claims of this kind will materialize and have a material adverse financial effect on the Company are remote.

Litigation Related to the Application of the ICMS

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to certain services, including cellular activation. Under Brazilian law, there is a risk that the state governments could seek to apply this interpretation retroactively to activation fees charged during the five years preceding June 30, 1998. The Company's management believes that the attempt by the state governments to extend the scope of the ICMS to services that are supplementary to basic telecommunications services is unlawful because (i) the state governments acted beyond the scope of their authority, (ii) their interpretation would subject certain services that are not telecommunications services to taxation and (iii) new taxes may not be applied retroactively.

     In December 1998, Telebahia Celular received an assessment from the taxation authority in the State of Bahia for R$1.4 million in unpaid ICMS tax on activation fees recognized during the period from February to October 1998, plus R$1.0 million in penalties. Telebahia Celular has commenced an administrative challenge to this assessment. There can be no assurance that Telebahia Celular will ultimately prevail in this action.

     The Company's management does not believe that the retroactive application of the ICMS to activation fees is probable and, therefore, no provision for loss with respect to such application has been made or is expected to be made in the Consolidated Financial Statements.

     If the ICMS were applied retroactively for the five year period ended December 31, 1997 it would have a material adverse impact on the financial condition and results of operations of the Company and would give rise to a maximum liability estimated at R$22.0 million. However, the Company's management believes that the Predecessor Companies would be liable for any tax liability arising from the retroactive application of the ICMS to activation fees recognized prior to the creation of the subsidiaries on January 5, 1998.

Other Litigation

     The Company is a party to certain legal proceedings arising in the normal course of business. The Company has made provisions in relation to proceedings where management considers losses to be probable, based on its legal advice. In the opinion of the Company's management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business, financial condition or results of operations.

Item 4. Control of Registrant

     References in this Annual Report to "Preferred Shares" and "Common Shares" are to the preferred shares and common shares, respectively, of the Holding Company. References to "American Depositary Shares" or "ADSs" are to American Depositary Shares, each representing 50,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts ("ADRs").

     Of the Holding Company's two classes of capital stock outstanding, only the Common Shares have full voting rights. The Preferred Shares have voting rights under limited circumstances in accordance with Brazilian law. The Iberdrola/Telefonica consortium owns 51.8% of the Common Shares. Accordingly, Iberdrola/Telefonica has the ability to control the election of the Holding Company's Board of Directors and the direction and future operations of the Company. Iberdrola/Telefonica is managed by Telefonica Internacional, S.A. pursuant to a shareholder's agreement among Iberdrola S.A. ("Iberdrola") and Telefonica Internacional, S.A.

     The following table sets forth information concerning the ownership of Common Shares by Iberdrola Investimentos Sociedade Unipessoal, Lda., Telefonica Internacional S.A. and the Holding Company's officers and directors as a group at April 1999. The Company is not aware of any other shareholder owning more than 10.0% of the Common Shares.

                                                                                                   Percentage of
                                                                           Number of common         outstanding
Name of owner                                                                shares owned          common shares
-------------                                                                ------------          -------------
Iberdrola Investimentos Sociedade Unipessoal, Lda. ...................       39,931,193,6907           32.11%
Telefonica Internacional S.A..........................................        24,473,957,428           19.68%
All directors and executive officers as a group (5 persons)...........                 4,528            0.00%

     Iberdrola Investimentos Sociedade Unipessoal, Lda. is an indirect subsidiary of Iberdrola. Iberdrola is an electric power company whose major activity is the generation, transportation, distribution and marketing of electricity. Iberdrola is also engaged in sectors such as new energy, engineering, consultancy, telecommunications, information systems, real estate, and added value services to customers. In Spain, Iberdrola provides electricity to more than eight million customers, which represent 40% of the peninsular domestic market. Iberdrola has 30 subsidiaries in Argentina, Bolivia, Brazil, Colombia, Chile and Guatemala that supply electricity, gas and telecommunications to over 14 million customers in those countries. Iberdrola is a participant in the consortia that acquired control of two other New Holding
Companies: Tele Sudeste Celular Participacoes S.A. and Telesp Participacoes S.A.

     Telefonica Internacional S.A. is a subsidiary of Telefonica de Espana S.A. ("Telefonica"). Telefonica is dedicated to the telecommunications sector, with activities in Spain and Portugal and in the Americas. Telefonica provides a comprehensive range of telecommunications services, including fixed, mobile and public telephone services to the residential and business markets, as well as international calls, data transmission and infrastructure services. Its shares are listed on the Madrid Stock Exchange and on the New York Stock Exchange. Telefonica is also a participant in the consortia that acquired control of three other New Holding Companies: Tele Sudeste Celular Participacoes S.A., Telesp Celular Participacoes S.A. and Telesp Participacoes S.A.

Item 5. Nature of Trading Market

     The principal trading market for the Preferred Shares is the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"). The Preferred Shares are also traded on the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges. At December 31, 1998, the Holding Company had approximately 1.9 million common and preferred shareholders.

     The Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for Preferred Shares of the Holding Company on the Sao Paulo Stock Exchange for the periods indicated.

                                                                                       Nominal reais per
                                                                                     1,000 Preferred Shares
                                                                                     ----------------------
                                                                                      High           Low
                                                                                      ----           ---
Third quarter 1998 (beginning September 21, 1998)...............................      0.55          0.46
Fourth quarter 1998.............................................................      1.11          0.37

     In the United States, the Preferred Shares trade in the form of ADSs, each representing 50,000 Preferred Shares, issued by The Bank of New York, as depositary (the "Depositary") pursuant to a Deposit Agreement (the "Deposit Agreement") among the Holding Company, the Depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TBE. At December 31, 1998, there were approximately 159 holders of record of ADSs. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

                                                                                          U.S. dollars per ADS
                                                                                          --------------------
                                                                                           High           Low
                                                                                           ----           ---
     Fourth quarter 1998 (beginning November 16, 1998)...............................      47 7/8         20 1/4

     The common shares and preferred shares of Telebahia Celular trade on the Sao Paulo Stock Exchange, Rio de Janeiro Stock Exchange and the Bolsa de Valores da Bahia, Sergipe e Alagoas. The common shares and preferred shares of Telergipe Celular are traded in the Brazilian over-the-counter market.

Trading on the Brazilian Stock Exchanges

     Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant. During 1998, the Sao Paulo Stock Exchange accounted for approximately 93% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

     Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have two open outcry trading sessions each day, from 10:30 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:30 p.m., though the Rio de Janeiro Stock Exchange has recently announced plans to convert its operations to electronic trading. Trading is also conducted from 10:00 a.m. to 6:00 p.m. on an automated system on the Sao Paulo Stock Exchange and on the National Electronic Trading System ("SENN"), a computerized system that links the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. There are no specialists or market makers for the Holding Company's shares on the Sao Paulo Stock Exchange. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao e Custodia S.A. - CBLC, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange. The clearinghouse for the Rio de Janeiro Stock Exchange is CLC - Camara de Liquidacao e Custodia S.A., which is 99% owned by that exchange.

     At December 31, 1998, the aggregate market capitalization of the 527 companies listed on the Sao Paulo Stock Exchange was approximately R$194.4 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 1998, the combined daily trading volumes on the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange averaged approximately R$805.5 million. In 1998, the five most actively traded issues represented approximately 61.5% of the total trading in the cash market on the Sao Paulo Stock Exchange and approximately 67.2% of the total trading in the cash market on the Rio de Janeiro Stock Exchange.

     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM"), which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended (the "Brazilian Securities Law") and Law No. 6,404, as amended (the "Brazilian Corporation Law").

     Under the Brazilian Corporation Law, a company is either public, a companhia aberta, such as the Holding Company, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

     Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

     The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

     There are no restrictions on ownership of Preferred Shares or Common Shares of the Holding Company by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of such payments or the Preferred Shares underlying the ADSs.

     Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended (the "Annex IV Regulations"), qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations." Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program had been approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations."

     A Certificate of Registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under the Annex IV Regulations or obtains its own Certificate of Registration. A holder that obtains a Certificate of Registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation--Brazilian Tax Considerations."

     Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil's balance of payments increased during 1998, and there can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

Item 7.    Taxation

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a "non-Brazilian holder"). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

     Taxation of Dividends

     Dividends paid by the Holding Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless the stock is subsequently redeemed by the Holding Company, or the non-Brazilian holder sells the stock in Brazil, within five years after the distribution.

     The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

     Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. Neither the deposit of Preferred Shares in exchange for ADSs nor the withdrawal of Preferred Shares upon cancellation of ADSs is subject to Brazilian tax.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on dispositions of Preferred Shares outside Brazil to other non-Brazilian holders.

     Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 10% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation. Gains on the sale or exchange of duly-registered investments under the Annex IV Regulations are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange. Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 10%. Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%. Brazil's tax treaties do not grant relief from taxes on gains realized on sales or exchanges of Preferred Shares.

     Any gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

     Gain is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation; the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

     There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under the Annex IV Regulations will be maintained.

     Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Preferred Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

     Distributions of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on the capital of the Holding Company as an alternative form of making dividend distributions. The rate of interest may not be higher than the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank from time to time (13.48% per annum for the three month period starting April 1999). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company's board of directors.

     Distributions of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, are deductible by the Holding Company for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to persons situated in jurisdictions deemed to be tax havens (i.e., countries that either have no income tax or in which the income tax rate is less than 20%), which will be subject to tax at a 25% rate.

     No assurance can be given that the Board of Directors of the Holding Company will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends the Holding Company is obligated to distribute to its shareholders in accordance with its Charter and the Brazilian Corporation Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

     A financial transaction tax (the "IOF tax") may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The rate of IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the "CPMF tax") will be imposed on distributions by the Holding Company in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax will be in effect until June 2002, unless its term is extended, and such tax will be imposed at a rate of 0.38% from June 1999 until June 2000 and at a rate of 0.30% from June 2000 until June 2002.

     Registered Capital

     Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average Commercial Market Rates quoted by the Central Bank on such date or dates.

     A non-Brazilian holder of Preferred Shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Holding Company (taking into account shares held directly through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

     In this discussion, references to "ADSs" also refer to Preferred Shares, references to a "U.S. holder" are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

     For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

     Taxation of Dividends

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Holding Company as a dividend to the extent that such distribution is paid out of the Holding Company's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian or by the U.S. holder, in the case of a holder of Preferred Shares. To the extent that such a distribution exceeds the Holding Company's e&p, it will be treated as a nontaxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder, in the case of a holder of Preferred Shares. If the Custodian or U.S. holder, in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Holding Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Holding Company generally will not be subject to U.S. federal income tax.

     A holder of an ADS that is a foreign corporation or nonresident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

     Taxation of Capital Gains

     Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

     U.S. Backup Withholding and Information Reporting

     The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

Item 8.    Selected Financial Data

Background

     The selected financial information presented below should be read in conjunction with the Consolidated Financial Statements and the notes thereto. The Consolidated Financial Statements have been audited by Arthur Andersen S/C as of and for the year ended December 31, 1998, and by KPMG Peat Marwick as of December 31, 1997 and for the years ended December 31, 1996 and 1997, and their reports on the Consolidated Financial Statements appear elsewhere in this Annual Report.

     The following paragraphs discuss some important features of the presentation of the selected financial information and the Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Brazilian GAAP and U.S. GAAP

     The Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 31 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 1998, net income for the year ended December 31, 1998, divisional equity as of December 31, 1996 and 1997 and income before interest income, unallocated interest expense and taxes for the two years ended December 31, 1996 and 1997.

     Presentation of 1998 Income Statement

     The consolidated income statement of the Company for the year ended December 31, 1998 reflects the operations of each of the Subsidiaries for the full year 1998 and the operations of the Holding Company for the period from February 28, 1998, the effective date of its establishment in the Breakup of Telebras, to December 31, 1998. Changes in Accounting Methodology in 1998

     For any period prior to January 1, 1998, the Consolidated Financial Statements and, unless otherwise specified, all financial information included in this Annual Report recognize certain effects of inflation and are restated in constant reais of December 31, 1997 purchasing power, all in accordance with Brazilian GAAP using the integral restatement method (correcao monetaria integral). The Company used the IGP-M inflation index for purposes of preparing its financial statements for 1996 and 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Changes in Presentation of Financial Statements in 1998." Inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense caption in the Consolidated Statements of Income. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income (expense). See Note 2(c) to the Consolidated Financial Statements.

     For 1998, the Company has not used the integral restatement method to prepare its financial statements, because the low rate of Brazilian inflation in 1998 (1.8% as measured by the IGP-M) would have made any restatement for 1998 inflation insignificant. The restated balances of nonmonetary assets and liabilities as of December 31, 1997, which reflect inflation through December 31, 1997, were used as the opening balances for 1998. The Consolidated Financial Statements as of and for the year ended December 31, 1998 are presented in nominal reais and do not recognize effects of inflation subsequent to December 31, 1997. Financial statements for prior dates and periods, which were restated in constant reais of December 31, 1997, have not been further restated.

     Accounting Consequences of the Breakup of Telebras

     The formations of the Holding Company and the Subsidiaries have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications businesses of the Predecessor Companies were transferred to the Subsidiaries at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were also allocated to the Subsidiaries. For revenues and costs of services, separate records were maintained historically for the cellular telecommunications businesses of the Predecessor Companies, so actual amounts were allocated to the Subsidiaries. Costs other than cost of services were allocated using methodologies described in Note 2 to the Consolidated Financial Statements. The consolidated statements of revenues and expenses and of net interdivisional cash distribution (receipt) include the historical activity related to the assets and liabilities transferred. The Consolidated Financial Statements are not necessarily indicative of what the financial condition or the revenues and expenses of the Company would have been if the cellular telecommunications businesses of the Predecessor Companies had been separate legal entities before 1998. See "Description of Business--Historical Background" and Note 2(b) to the Consolidated Financial Statements.

     Cash and certain nonspecific debt relating to the cellular telecommunications businesses of the Predecessor Companies could not be segregated from the Predecessor Companies prior to December 31, 1997, and such amounts were not reflected in the Company's statement of financial condition prior to January 1, 1998. As a result, interest income, unallocated interest expense and income tax expense were not identified or reflected in the Consolidated Financial Statements for any period prior to January 1, 1998. Because these revenues and expenses are not included in the Consolidated Financial Statements, historical income per share and dividend per share information was not included in the table below for any period prior to January 1, 1998.

     At the May 22, 1998 Telebras shareholders' meeting, the shareholders established the shareholders' equity of each New Holding Company and allocated to each a portion of the retained earnings of Telebras. Telebras retained sufficient earnings from which to pay certain dividends and other amounts. The balance of its retained earnings was allocated to each New Holding Company in proportion to the total net assets allocated to each such company. The retained earnings so allocated do not represent the historical retained earnings of the New Holding Companies. The assets that were spun off from Telebras to the Holding Company, in addition to its investment in the Subsidiaries, resulted in an increase of R$57.0 million compared to the Company's historical divisional equity. See Note 2(a) to the Consolidated Financial Statements. The amount of distributable retained earnings of the Holding Company includes retained earnings allocated to the Holding Company in the Breakup of Telebras.

     For 1996 and 1997, the Consolidated Financial Statements present the financial condition and revenues and expenses of the cellular telecommunications business of the Predecessor Companies, and "minority interests" reflect the interest of shareholders other than Telebras in the Predecessor Companies. For 1998, "minority interests" reflect the interest of shareholders other than the Holding Company in the Subsidiaries. At December 31, 1998, minority shareholders directly and indirectly owned 10.9% and 26.4% of the share capital of Telebahia Celular and Telergipe Celular, respectively.



                         Selected Financial Information

                                                                        Year ended December 31,
                                                           ----------------------------------------------------
                                                           1995           1996           1997           1998
                                                           ----           ----           ----           ----
Income Statement Data:                                                  (thousands of reais (1))
Brazilian GAAP
Net operating revenue...............................       84,176        188,544        220,441        249,290
Cost of services....................................      (30,823)       (55,543)       (68,716)      (101,635)
                                                         --------       --------       --------       --------
Gross profit........................................       53,353        133,001        151,725        147,655
Operating expenses:
    Selling expense.................................       (3,275)       (19,229)       (17,471)       (40,217)
    General and administrative expense..............       (7,745)       (16,015)       (20,517)       (26,756)
    Other net operating income......................        3,441          5,301          1,568           (500)
                                                         --------       --------       --------       --------
Operating income before interest....................       45,774        103,058        115,305         80,182
Allocated interest expense..........................       (9,614)       (10,466)       (10,333)
Net interest expense (2)............................                                                   (12,927)
                                                         --------       --------       --------       --------
Operating income before interest income and
   unallocated interest expense (2).................       36,160         92,592        104,972
Operating income....................................                                                    67,255
Net nonoperating income.............................           --             --             57         (3,533)
Employees' profit share.............................           --           (209)          (142)          (466)
                                                         --------       ---------      ---------      --------
Income before interest income, unallocated
   interest expense, taxes and minority interest (2)       36,160         92,383        104,887
Income before minority interests and taxes..........                                                    63,256
Income and social contributions taxes...............                                                   (15,442)
                                                         --------       --------       --------       --------
Income before minority interest (2).................       36,160         92,383        104,887         47,814
Minority interests..................................       (1,861)        (6,468)      (13,108)         (5,759)
                                                         --------       --------       -------        --------
Income before interest income, unallocated
   interest expense and taxes (2)...................       34,299         85,915         91,779
                                                         ========       ========       ========
Net income..........................................                                                    42,055
                                                                                                      ========
Net income per 1,000 shares outstanding (reais).....                                                      0.13
U.S. GAAP
Income before interest income, unallocated
   interest expense and taxes (2)...................                      85,248          89,459
                                                                        ========       =========
Net Income..........................................                                                    42,923
                                                                                                      ========
Net income per 1,000 Common Shares
   outstanding--basic (reais)........................                                                      0.13
Net income per 1,000 Common Shares
   outstanding--diluted (reais)......................                                                      0.13
Net income per 1,000 Preferred Shares
   outstanding--basic (reais)........................                                                      0.13
Net income per 1,000 Preferred Shares
   outstanding--diluted (reais)......................                                                      0.13


                                                                          At December 31,
                                                        --------------------------------------------------
                                                        1995            1996           1997           1998
                                                        ----            ----           ----           ----
Balance Sheet Data:                                                  (thousands of reais (1))
Brazilian GAAP
Property, plant and equipment, net...............      161,815        324,686        373,928        368,431
Total assets.....................................      175,020        352,971        408,947        490,109
Loans and financing..............................      102,650        139,562        148,848         91,179
Divisional equity................................       55,428        176,618        194,329
Shareholders equity..............................                                                   270,966
U.S. GAAP
Property, plant and equipment, net...............                     323,110        368,903        365,249
Total assets.....................................                     351,915        405,580        489,131
Loans and financing..............................                     136,541        145,839         89,441
Divisional equity................................                     175,733        191,482
Shareholders equity..............................                                                   275,413

------------------

(1) 1995, 1996 and 1997 information is presented in constant reais of December 31, 1997. 1998 information is presented in nominal reais.
(2) For 1995, 1996 and 1997, prior to the effective creation of the Subsidiaries, the Company did not recognize interest income or taxes, and recognized only the portion of interest expense that was specifically attributable to the cellular operations of the Predecessor Companies.

     The Company's net operating revenue in 1994 was R$34.5 million. The Company did not present selected financial information as of and for the year ended December 31, 1994, because the accounting records for that year were not maintained in a manner that would enable all costs, assets and liabilities to be segregated between fixed and cellular telecommunications operations. The Company's cellular telecommunications business in 1994 was in a developmental stage, with 31,629 subscribers at year-end, and has limited relevance to the Company's current operations. The Company's management accordingly believes that the omitted selected financial information as of and for the year ended December 31, 1994 would not be material to an understanding of the trends in the Company's costs in the periods presented or in future periods.

Exchange Rates

     The Holding Company will pay any cash dividends and make any other cash distributions with respect to Preferred Shares in Brazilian currency. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and distributions in Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between Brazilian currency and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the Preferred Shares on the Brazilian stock exchanges. Exchange rate fluctuations may also affect the Holding Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Indexation of Inflation and Devaluation." Prior to January 1999, the Holding Company did not hedge its obligations under its foreign currency-denominated indebtedness.

     There are two legal exchange markets in Brazil--the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank.

     Between March 1995 and January 1999, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated, and the Central Bank intervened in the foreign exchange market from time to time. From January 20, 1998 through December 31, 1998, the band was between R$1.12 and R$1.22 per US$1.00. In early January 1999, the Central Bank attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. See "Description of Business--Brazilian Economic Environment." At June 18, 1999, the Commercial Market Rate was R$1.7485 to US$1.00.

     The following table sets forth the period-end, average, high and low Commercial Market Rate (through February 21, 1995) and Noon Buying Rate (from February 22, 1995), expressed in reais per U.S. dollar for the periods indicated.

                                                                            Average for
Period                                                     Period-end        Period (1)         High         Low
------                                                     ----------        ----------         ----         ---
1994...............................................          0.8460            0.6450          1.0000        0.1186
1995...............................................          0.9722            0.9228          0.9722        0.8450
1996...............................................          1.0393            1.0080          1.0413        0.9733
1997...............................................          1.1165            1.0805          1.1166        1.0394
1998...............................................          1.2085            1.1640          1.2090        1.1160
1999 (through May 31, 1999)........................          1.7340            1.8553          2.2000        1.2074

------------------

(1)  Average of the rates on the last day of each month in the period. Source:
     Central Bank through February 21, 1995; Federal Reserve Bank of New York thereafter.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Formation of the Holding Company and Presentation of Financial Information

     On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the Holding Company and the eleven other New Holding Companies. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or split-up. Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies which, together with their respective subsidiaries, comprise (a) three fixed-line service providers, (b) eight cellular service providers and (c) one domestic and international long-distance service provider. In the Breakup, certain assets and liabilities of Telebras, including 89.1% and 73.6% of the total share capital of Telebahia Celular and Telergipe Celular, respectively, were transferred to the Holding Company.

     The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto, which are included elsewhere in this Annual Report. Certain important features of the presentation of the Consolidated Financial Statements are described in the introduction to "Selected Financial Data."

     Effects of Changes in Presentation of Financial Statements in 1998

     There are three significant differences in presentation between the Consolidated Financial Statements of the Company for 1998 and for earlier years. Each of these differences should be taken into account in comparing financial condition and results of operations for 1998 and for prior years.

     o Fully separate operations of the Subsidiaries. The Subsidiaries were created effective January 1, 1998, by splitting up the Predecessor Companies to separate their cellular operations from their fixed-line operations. For 1998, the Consolidated Financial Statements reflect the operations of the Subsidiaries as fully independent companies.

          For prior years, the Consolidated Financial Statements reflect the cellular operations of the Predecessor Companies. Costs were specifically identified where possible and divided accordingly. Where specific identification was not possible, costs were allocated between the Predecessor Companies' fixed-line and cellular operations in accordance with the methodologies set forth in Note 2(b) to the Consolidated Financial Statements. It should not be assumed that the financial condition and results of operations of the cellular operations of the Predecessor Companies would have been the same if they had been operated as independent businesses prior to 1998.

          In preparing financial statements for years prior to 1998, it was not possible to determine the amount of the Predecessor Companies' cash and nonspecific debt that should be allocated to the cellular operations, and there was no shareholders' equity specifically attributable to the cellular operations. As a result, the presentation of the Consolidated Financial Statements is different for 1996 and 1997 than for 1998. In particular, for 1996 and 1997 the statement of revenues and expenses does not include interest income or taxes and includes only the allocable portion of interest expense, and it accordingly does not present net income. See "Selected Financial Data" and Note 2(b) to the Consolidated Financial Statements.

     o Creation of the Holding Company. The Holding Company was created effective February 28, 1998 in the Breakup of Telebras. For 1998, the Consolidated Financial Statements reflect the consolidated financial condition and results of operations of the Holding Company and the Subsidiaries. For earlier dates and periods, the Consolidated Financial Statements reflect only the combined financial condition and results of operations of the cellular operations of the Predecessor Companies.

          Upon its creation, the Holding Company received, in addition to the shares of the Subsidiaries, certain assets of Telebras consisting primarily of claims against the Subsidiaries. These assets and the related liabilities of the Subsidiaries are eliminated in consolidation. As a result, the consolidated indebtedness of the Company as of December 31, 1998 is substantially lower than the combined indebtedness shown in the Consolidated Financial Statements as of December 31, 1997, while the consolidated shareholders' equity of the Company at December 31, 1998 is substantially higher than the divisional equity at December 31, 1997.

     o Indexation for inflation. The Consolidated Financial Statements for 1996 and 1997 were prepared using the integral restatement method to recognize the effects of inflation, and presented in constant reais of December 31, 1997. For 1998, the Company has not used the integral restatement method to prepare its financial statements, because the low rate of Brazilian inflation in 1998 (1.8% as measured by the IGP-M) would have made any restatement for 1998 inflation insignificant. Management believes that the lack of indexation of the Consolidated Financial Statements for 1998 has no material impact on the comparability of the figures for 1998 with figures for prior periods. See "Selected Financial Data" and Note 2(c) to the Consolidated Financial Statements.

Political, Economic, Regulatory and Competitive Factors

     The following discussion should be read in conjunction with the "Description of Business" section included elsewhere in this Annual Report. As set forth in greater detail below, the Company's financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See "Description of Business--Regulation of the Brazilian Telecommunications Industry." The Company's financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See "Description of Business--Brazilian Political Environment" and "--Brazilian Economic Environment." In particular, the Company's financial performance will be affected by (i) economic growth in the Region and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) the exchange rates between Brazilian and foreign currencies.

     The Company has faced competition in the Region since April 1998. As a result of competition, prices for cellular telecommunications services have declined and the Company's operating margins have diminished. The scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and are beyond the Company's control. See "Description of Business--Competition."

Foreign Exchange and Interest Rate Exposure

     The principal foreign exchange risk faced by the Company arises from foreign currency liabilities. At December 31, 1998, the Company had R$85.8 million of indebtedness denominated in U.S. dollars. The Company's revenues are earned entirely in reais, and the Company has no material dollar-denominated assets. The Company also faces foreign exchange risk because substantially all of its capital expenditures are incurred in dollars. Devaluation of the real increases the cost in real terms of many of the Company's capital expenditures. The Company has hedged a portion of its foreign currency exposure since January 1999, and management expects that the Company will continue to hedge a portion of its U.S. dollar-denominated debt in the future. The portion to be hedged will be determined from time to time taking into account factors such as the extent of the Company's U.S. dollar-denominated indebtedness, the state of the foreign exchange markets and the cost of such hedging. The Company's foreign exchange-related losses during the first quarter of 1999 were R$28.4 million.

     The Company is exposed to interest rate risk as a consequence of its floating rate debt. Accordingly, if market interest rates (principally LIBOR) rise, the Company's financing expenses will increase. At December 31, 1998, 35.1% of the Company's indebtedness bore interest at floating rates.

Results of Operations for 1996, 1997 and 1998

     The following table sets forth certain components of the Company's income for each of the years in the three-year period ended December 31, 1998.



                                                          Year ended December 31,                      % Change
                                                   --------------------------------------      ------------------------
                                                   1996            1997            1998        1996-1997     1997-1998
                                                   ----            ----            ----        ---------     ---------
                                                         (millions of reais (1))
Net operating revenue.......................        188.5           220.4           249.3          16.9           13.1
Cost of services and goods..................        (55.5)          (68.7)         (101.6)         23.8           47.9
Gross profit................................        133.0           151.7           147.7          14.1           (2.6)
Operating expenses:
     Selling expense........................        (19.2)          (17.5)          (40.2)         (8.9)         129.7
     General and administrative expense.....        (16.0)          (20.5)          (26.8)         28.1           30.7
     Other net operating income (expense)...          5.3             1.6            (0.5)        (69.8)        (131.3)
                                                  -------         -------         -------
Operating income............................        103.1           115.3            80.2          11.8          (30.4)
Net interest expense (2)....................        (10.5)          (10.3)          (12.9)         (1.9)          25.2
Net nonoperating income (expense)...........         --              --              (3.5)
Employees' profit share.....................         (0.2)           (0.1)           (0.5)        (50.0)         400.0
                                                  -------         -------         -------
Income before taxes and minority
   interests (2)............................         92.4           104.9            63.3          13.5          (39.7)
Minority interests..........................         (6.5)          (13.1)           (5.8)        101.5          (55.7)
Income and social contribution taxes (2)....                                        (15.4)
                                                  --------        -------         -------
Income before taxes, interest income, and
   unallocated interest expense (2).........         85.9            91.8                           6.9
                                                  =======         =======
Net income..................................                                         42.1
                                                                                  =======

------------------

(1) 1996 and 1997 information is presented in constant reais of December 31, 1997. 1998 information is presented in nominal reais.

(2) Prior to the effective creation of the Subsidiaries, the Company did not recognize interest income or taxes, and recognized only the portion of interest expense that was specifically attributable to the cellular operations of the Predecessor Companies.

     Operating revenues

     The Company's revenues consist of (i) usage charges, which include measured service charges for outgoing calls, roaming charges and, since April 1999, prepaid card charges, (ii) monthly subscription charges, (iii) interconnection charges, which are amounts charged by the Company to other cellular and fixed-line service providers for use of the Company's network, (iv) activation fees, which are one-time charges paid to obtain cellular telecommunications service, (v) other charges, including charges for call forwarding, call waiting and call blocking and (v) since December 1998, proceeds from the sale of cellular telephones and accessories. The composition of operating revenues by category of service is presented in the Consolidated Financial Statements and discussed below before deduction of taxes. The Company does not determine net operating revenues or allocate cost by category of service.

     The following table sets forth certain components of the Company's operating revenues for each of the years in the three-year period ended December 31, 1998.

                                                       Year ended December 31,                      % Change
                                                --------------------------------------        ---------------------
                                                1996             1997             1998        1996-1997   1997-1998
                                                ----             ----             ----        ---------   ---------
                                                       (millions of reais (1))
Usage charges..........................         103.3            122.8            143.1           18.9        16.5
Monthly subscription payments..........          70.8             82.0             91.4           15.8        11.5
Interconnection........................          33.8             59.7             68.5           76.6        14.7
Activation fees........................          26.4             13.5              9.9          (48.9)      (26.7)
Cellular telephone sales...............          --               --                1.3
Other..................................           2.9              1.6              3.2          (44.8)      100.0
                                               ------          -------          -------
Gross operating revenue................         237.2            279.6            317.4           17.9        13.5
Value-added and other taxes............         (48.7)           (59.2)           (68.1)          21.6        15.0
                                              -------          -------          -------
Net operating revenues.................         188.5            220.4            249.3           16.9        13.1
                                              =======          =======          =======

------------------

(1) 1996 and 1997 information is presented in constant reais of December 31, 1997. 1998 information is presented in nominal reais.

     Net operating revenues increased by 13.1% in 1998 and 16.9% in 1997. The growth in revenues over the three-year period was driven principally by increases in the Company's subscriber base. The average number of subscribers increased 20.0% to 229,858 subscribers in 1998 from 191,477 subscribers in 1997, which in turn represented a 31.2% increase from 145,943 subscribers in 1996.

     Usage charges. Revenues from usage charges increased 16.5% in 1998 and 18.9% in 1997. The increase throughout the period principally reflected increases in outgoing traffic from 214.7 million minutes in 1996 to 237.5 million minutes in 1997 and 275.0 million minutes in 1998. These increases were partially offset throughout the period by a shift in the subscriber base towards calling plans with free minutes and/or lower usage charges, and in 1997 by a reduction in real rates due to inflation.

     Monthly subscription charges. Revenues from monthly subscription payments increased by 11.5% in 1998 and 15.8% in 1997. The increase in 1998 reflected the growth in the Company's subscriber base and an increase in the percentage of subscribers choosing plans with higher monthly subscription fees. These effects were partially offset by a reduction of the monthly subscription rate for the Company's basic service plan. The increase in 1997 reflected the growth in the average number of subscribers, offset by a reduction in real rates due to inflation. Revenues from subscription charges are expected to decline in 1999 as subscribers migrate to plans with lower subscription fees and prepaid service.

     Interconnection. Interconnection revenues increased 14.7% in 1998 and 76.6% in 1997. The increases over the two-year period were due principally to an increase in the volume of calls to the Company's subscribers originating outside the Company's network, principally calls from fixed-line telephones in the Region. Total incoming traffic increased 15.2% to 367.3 million minutes in 1998 from 316.8 million minutes in 1997, which in turn represented a 92.3% increase from 164.7 million minutes in 1996. The effect of these increases in incoming traffic were partially offset in 1997 by a real reduction in interconnection tariffs due to inflation.

     Activation fees. Revenues from activation fees for cellular service decreased by 26.7% in 1998 and 48.9% in 1997. The decrease in 1998 was due principally to a reduction of the activation fee from R$318 to R$120 on April 30, 1998 and its suspension in October 1998. These decreases were partially offset by an increase in the number of new subscribers to 109,446 in 1998 from 43,452 in 1997. The decline in 1997 primarily reflected a reduction in the number of new subscribers from 85,013 in 1996 to 43,452 in 1997. Management believes that competition is likely to result in further reductions in activation fees and that activation fees are likely to be a negligible source of revenue in the future.

     Cellular telephone sales. The Company commenced selling digital cellular telephones in December 1998 and recognized revenue of R$1.3 million from such sales in 1998. Management expects that the sale of telephones will constitute a significant portion of the Company's revenues in 1999 and future years, but does not expect to realize material gross profit from such sales, which are generally made at or near cost as an incentive for customers to subscribe for cellular telephone service.

     Other. Revenues from other services increased 100.0% in 1998 and decreased by 44.8% in 1997. The increase in 1998 reflected increased revenues from TNL relating to the use by TNL of the Company's network to provide telecommunication service in remote parts of the Region and increased sales of value-added services such as call forwarding, call waiting and call blocking. The decrease in 1997 reflected principally a decrease in fees from the transfer of a cellular line from one subscriber to another. This practice was common prior to 1997 when the high cost of cellular activation and a shortage of cellular service created an active secondary market for cellular lines in the Region.

     Value-added and other taxes. The principal taxes on telecommunications services are the ICMS, PIS and COFINS. See "Description of Business--Sources of Revenue--Value Added Taxes on Telecommunications Services." Value-added and other indirect taxes were 20.5% of gross operating revenues in 1996, 21.2% in 1997 and 21.5% in 1998. The variations from year to year reflect fluctuations in the composition of the Company's gross revenues, not all of which have been subject to value-added and other indirect taxes over the entire period. Activation fees, for example, became subject to ICMS for the first time with effect from July 1, 1998, which increased the effective rate of taxation of operating revenues in 1998. See "Legal Proceedings--Litigation Related to the Application of the ICMS."

     Cost of services and goods

     Cost of services and goods increased 47.9% in 1998 and by 23.8% in 1997. The gross profit margin (gross profit as a percentage of net revenues) was 59.2% in 1998, compared to 68.8% in 1997 and 70.6% in 1996. The decline in gross profit margin in 1998 resulted primarily from a large increase in depreciation and amortization charges, which was due in turn to significant expansion of the Company's fixed assets in 1997 and 1998.

     The following table sets forth the composition of the Company's costs of services and goods for each of the years in the three-year period ended December 31, 1998. Some components of the Company's costs of services and goods in 1997 and 1996 are the costs of the Predecessor Companies that were allocated to their cellular operations and may not reflect the costs that the Company would have incurred if it had operated as an independent business during those years.

                                                       Year ended December 31,                      % Change
                                                --------------------------------------        ---------------------
                                                1996             1997             1998        1996-1997   1997-1998
                                                ----             ----             ----        ---------   ---------
                                                       (millions of reais (1))
  Depreciation and amortization........            15.4             20.0            35.4          29.9        77.0
  Materials and services...............             7.9             12.0            24.6          51.9       105.0
  Fixed-line network expenses..........            27.2             32.0            21.8          17.6       (31.9)
  Cellular telephones..................              --               --             3.7
  Personnel............................             0.3              0.4             1.4          33.3       250.0
  Rental fees and insurance............              --               --             8.8
  Fistel tax...........................             4.7              4.3             5.9          (8.5)       37.2
                                               --------         --------         -------
  Cost of services.....................            55.5             68.7           101.6          23.8        47.9
                                               ========         ========         =======

------------

(1) 1996 and 1997 information is presented in constant reais of December 31, 1997. 1998 information is presented in nominal reais.

     Depreciation and amortization. Depreciation and amortization expenses grew throughout the 1996 to 1998 period reflecting the expansion of the Company's network, particularly in late 1997 and 1998. The Company did not change its depreciation policies during this period. In 1999, the Company re-evaluated its depreciation policies and accelerated depreciation of certain equipment in light of changes in technology and industry practice. The new depreciation rates apply from January 1, 1999.

     Materials and services. Materials and services include costs of materials and services received from third parties, including interconnection charges paid to TNL and other telecommunications service providers and amounts paid to the Predecessor Companies for the provision of certain computer-related and other services. Materials and services costs increased 105.0% in 1998 and 51.9% in 1997. The increases in 1998 and 1997 resulted principally from increases in interconnection charges. Since interconnection costs were allocated costs in 1996 and 1997, they are not strictly comparable with the interconnection payments made in 1998. Management expects that the amounts paid to the Predecessor Companies for computer related services will decline in 1999 as a result of the replacement of certain computer systems previously provided by the Predecessor Companies.

     Fixed-line network expenses. Fixed-line network expenses represent lease payments to TNL for use of circuits between the Company's base stations and switching centers and between the Company's network and the networks of TNL and Embratel. Such expenses decreased 31.9% in 1998 and increased 17.6% in 1997. The decrease in 1998 was due to Anatel-mandated discounts in such lease payments, which initially ranged from 5% to 25% (in March 1998) and were subsequently increased to a level ranging from 15% to 48% (in May 1998), with the higher discounts applicable to higher-volume usage of circuits and available capacity. Management anticipates further decreases in such lease payments in 1999 as a result of negotiated reductions of rates in December 1998 and further renegotiations expected in 1999. The 1997 increase was due principally to growth in the number of the Company's subscribers and associated expansion of the Company's network.

     Cellular telephone costs. The cost of acquiring cellular telephones, which the Company started selling to its subscribers in December 1998, was R$3.7 million in 1998. There were no such costs in 1997 and 1996.

     Personnel, rental fees, insurance, Fistel fees and other costs. Personnel expenses, Fundo de Fiscalizacao das Telecomunicacoes ("Fistel") fees and rental and other expenses increased to R$16.1 million in 1998 from R$4.7 million in 1997 and R$5.0 million in 1996. The principal components of the increase in 1998 were R$8.8 million of rental fees paid to TNL for base station sites and other rentals, such as storage space and customer service locations in small cities, and an increase in Fistel fees. In 1997, the equivalent rental costs were included in selling expense (R$15 million) and administrative expense (R$3 million). These costs were allocated costs in 1996 and 1997. The increase in personnel costs in 1998 was due principally to growth in the Company's business and the Company hiring personnel to perform services previously provided by the Predecessor Companies. The Fistel fee is assessed against each service provider for inspection of existing facilities (based on such provider's number of active accounts), for installation of new facilities and for each activation of a new cellular line. Management anticipates increased Fistel taxes in 1999 due to the increased size of its subscriber base.

     Operating expenses

     Selling expense. Selling expense increased 129.7% in 1998 and decreased by 8.9% in 1997. The increase in selling expenses in 1998 was due principally to increased marketing costs and an increase in provisions to the allowance for doubtful accounts. The decrease in 1997 principally reflected a decline in provisions to the allowance for doubtful accounts. The increase in marketing costs in 1998 reflects a substantial increase in the size of the Company's sales force in response to competition and the separation of the Company's sales activities from those of TNL, as well as increases in expenditures on advertising and increases in costs of operating the Company's own stores (due in part to the opening of new stores). Management expects marketing costs to increase again in 1999 due to increases in advertising expenses, the granting of discounts to dealers in connection with the sale of handsets and the opening of new stores.

     The provisions for doubtful accounts charged to selling expense were R$18.6 million in 1998, R$7.2 million in 1997 and R$11.0 million in 1996. See Note 13 to the Consolidated Financial Statements. The increase in 1998 principally reflected growth in the Company's past due accounts receivable. Past-due accounts receivable grew substantially faster than the Company's total accounts receivable, reflecting decreases in the average annual income of the Company's customers and increased consumer interest rates in Brazil, which have adversely affected the ability of consumers to meet payment obligations. The Company recently initiated a number of practices to reduce the level of overdue accounts receivable. See "Description of Business--Billing and Collection." The decrease in 1997 in the provision for doubtful accounts reflected a reduction in management's estimate of the amount of the Company's accounts receivable that was not probable of collection at year-end 1997.

     General and administrative expense. General and administrative expenses increased 30.7% in 1998 and by 28.1% in 1997. Since general and administrative expenses were allocated expenses in 1996 and 1997, they are not strictly comparable with such expenses actually incurred in 1998. The increase in 1998 was due principally to increased personnel costs as the Company hired staff to perform administrative functions (such as management, information technology, human resources and accounting) previously performed by personnel of TNL. The increase in allocated expenses in 1997 compared to 1996 was due principally to growth in the Company's business.

     Other net operating income (expense). The Company had other net operating expense of R$0.5 million in 1998 and net operating income of R$1.6 million in 1997 and R$5.3 million in 1996. The other net operating expense recorded in 1998 primarily reflects an increase of R$2.5 million in provisions for contingencies, as well as a charge of R$0.8 million in 1998 for research and development expenses. The Company had no research and development expenses in 1996 or 1997 but has committed to invest R$0.2 million during each of the three years ending May 2001. See "Description of Business--Research and Development." The decrease in other net operating income in 1997 principally reflected a reduction in fines received from delinquent customers

     Interest expense

     The Company recognized net interest expense of R$12.9 million in 1998 and allocated interest expense of R$10.3 million and R$10.5 million in 1997 and 1996, respectively. Net interest expense in 1998 comprised R$14.1 million of interest on loans outstanding and R$12.0 million of net exchange loss, which were partially offset by R$13.3 million of interest income. Financial income in 1998 represents earnings on the Company's investments of cash and cash equivalents. The Company did not recognize financial income in 1997 and 1996. See Note 8 to the Consolidated Financial Statements.

     Management anticipates a significant increase in net interest expense in 1999 for several reasons. The Company does not expect to reach in 1999 the level of interest income earned in 1998 due to decreases in its balance of cash on hand. The Company's relatively large balance in 1998 was due to the receipt by the Company of R$57.0 million in connection with the Breakup of Telebras, which was used in the fourth quarter of 1998 to repay high-interest indebtedness. See
Note 22 to the Consolidated Financial Statements. In addition, management expects to record significant losses on foreign exchange variation due to the approximately 43% devaluation of the real during the first half of 1999. Finally, although the Company's total indebtedness was down 38.7% at year-end 1998 compared to year-end 1997, management expects to incur additional indebtedness in 1999 to finance capital expenditures, and interest rates on average have been higher in 1999 than in prior years. See "--Liquidity and Capital Resources."

     Net nonoperating income (expense)

     Net nonoperating income (expense) includes gains and losses from disposition of fixed assets. The Company had net nonoperating expense of R$3.5 million in 1998. The Company did not record any material nonoperating income in 1997 and 1996.

     Employees' profit share

     All Brazilian companies are required under Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is determined by negotiation between the Company and the labor unions representing the employees. Employees' profit share was R$0.2 million, R$0.1 million and R$0.5 million in 1996, 1997 and 1998, respectively.

     Minority interests

     Minority interest was R$6.5 million, R$13.1 million and R$5.8 million in 1996, 1997 and 1998, respectively, which represented 7.0%, 12.5% and 9.2%, respectively, of income before minority interests. The 1997 increase in minority interest as a percentage of income principally reflected the issuance and sale by the Predecessor Companies of preferred shares to new subscribers to fund network expansion pursuant to an "auto-financing" system. Under the system of auto-financing, in order to obtain fixed-line telephone service a prospective customer was required to purchase preferred shares of the telephone company from which service was solicited, and such preferred shares were issued at the first ordinary shareholders assembly following the year in which the customer had paid for them in full. As a consequence, minority interests tended to increase. The auto-financing system was discontinued in July 1997.

Liquidity and Capital Resources

     The Company's principal capital requirements are for capital expenditures and payments of dividends to shareholders. The Company made capital expenditures of R$175.1 million, R$68.5 million and R$57.7 million in 1996, 1997 and 1998, respectively. These expenditures related primarily to increasing network capacity and coverage. See "Description of Business--Capital Expenditures."

     The Company had R$50.1 million of long-term indebtedness at December 31, 1998, all of which represented dollar-denominated, secured financing from suppliers for the purchase of equipment and 72.7% of which bore interest at fixed rates. The Company's indebtedness consists of financing originally contracted for by Telebras on behalf of the Predecessor Companies and allocated to the Company in 1998. All of the credit agreements evidencing such indebtedness have been legally assigned to the Company with the approval of the lenders thereunder. As of December 31, 1998, R$39.8 million and R$28.9 million of interest and principal payments on the Company's indebtedness will be due in 1999 and 2000, respectively. The Company has no lines of credit or other credit commitments available to it.

     The Company has approximately R$135 million in planned 1999 capital expenditures, of which R$51 million are committed expenditures. Management expects that planned 1999 capital expenditures will be funded initially by an issuance of commercial paper that subsequently may be refinanced by financings from one or more financial institutions and may be supplemented by financings from equipment suppliers. See Note 27 to the Consolidated Financial Statements. Most of the planned 1999 capital expenditures will be dedicated to expanding and enhancing the Company's network, including digitalizing the network and installing signal enhancement devices.

     The Holding Company is required to distribute to its shareholders, either as dividends or as tax-deductible interest on net worth, 25% of its adjusted net income determined in accordance with Brazilian accounting principles, as adjusted in accordance with Brazilian corporate law including any realization of the net income reserve. The Holding Company is also required to pay a non-cumulative preferred dividend on its Preferred Shares in an amount equal to 6% of the share capital attributable to the Preferred Shares under Brazilian corporate law. The Subsidiaries are also subject to mandatory distribution requirements and are accordingly required to pay dividends to the minority shareholders as well as to the Holding Company.

     Substantially all the Company's start up costs and initial capital investments were financed by cash flows from the fixed-line telephone operations of the Predecessor Companies. Accordingly, the Company's indebtedness does not reflect the amount of debt the Company would have been required to incur to build its current network had the Company been operated on a stand-alone basis from the inception of the Predecessor Companies' cellular telecommunications operations.

     The Holding Company's principal assets are the shares of the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. The Holding Company controls the payment of dividends by the Subsidiaries, subject to limitations under Brazilian law.

     The Company participates in a multi-employer defined benefit plan that covers the former employees of the Telebras System, and the Company is contingently liable for the unfunded obligations of the plan. See Note 24 to the Consolidated Financial Statements.

U.S. GAAP Reconciliation

     The Company prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The differences are described in Note 31 to the Consolidated Financial Statements. Net income for 1998 is R$42.9 million under U.S. GAAP, compared to R$42.1 million under Brazilian GAAP. Shareholders' equity at December 31, 1998 is R$275.4 million under U.S. GAAP, compared to R$271.0 million under Brazilian GAAP.

     The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on net income and shareholders' equity are the treatment of capitalized interest and, since January 1, 1998, the manner in which revenues from activation fees are recognized.

Year 2000 Compliance

     Some computer programs use two digits rather than four to identify years, which can cause them to treat references to the year 2000 as references to the year 1900. Mistakes of this kind in Company computer programs running date-sensitive applications could cause miscalculations or lead to a system failure that would disrupt the Company's operations, resulting in a temporary inability to process transactions, send invoices or engage in normal business activities. "Year 2000 compliance" refers to preparing a system to respond to problems of this nature upon the advent of the year 2000.

     Following the Breakup of Telebras, the Company contracted with TNL to continue providing the Company with a number of computer systems, as it had done prior to the Breakup. It was contemplated from its inception that this arrangement would continue only until the Company was able to handle its needs for computer systems independently of TNL. Thus, the Company has been in the process of making alternative arrangements for all of its principal computer systems independently of the year 2000 issue. As a consequence, the Company is in the process of replacing all of its principal computer systems, including those provided by TNL, with computer systems that are year 2000 compliant. The Company's billing, collection and rate calculation system and its payroll system were replaced with year 2000-compliant systems in January and May 1999, respectively, and management expects that replacements for the remaining systems will be operational by September 1999. In order to avoid inefficiencies, however, management plans to continue utilizing the computer services being provided by TNL (which are already year-2000 compliant) for accounting and management of fixed assets through December 1999 and to begin utilizing its own systems in these areas in January 2000.

     In preparation for its change of systems, the Company also prepared, with the assistance of an international consulting firm, a comprehensive inventory of its computer systems, which included an assessment of which systems were year-2000 compliant and which were not, as well as a detailed contingency plan for the eventuality that any system fails to operate as designed, including contingency plans for worst-case scenarios. In addition, the Company has formally contacted its major network infrastructure suppliers seeking their assurance that equipment supplied by them will not be adversely affected by the year 2000 issue. The Company has received such assurances from its principal equipment suppliers, Ericsson, NEC and Lucent.

     Because the Company has undertaken the replacement of its computer systems independently of the year 2000 issue, management does not regard the cost of such replacement as a cost of its year 2000 program. The only material cost of the Company's year 2000 program is the R$150 thousand paid by the Company to the international consultants who assisted with the preparation of the Company's year 2000 assessment and contingency plans. There can be no assurance that the Company's future financial performance will not be materially adversely affected by a failure by the Company, the Predecessor Companies, or a third party upon whom the Company relies, to timely address the year 2000 issue.

     CVM Instruction 293/98, which was issued on October 30, 1998, requires all Brazilian publicly-held companies to have addressed the year 2000 issue by June 30, 1999. Unless a discretionary extension is granted by the CVM, failure to have addressed the year 2000 issue by the CVM's deadline could result in the imposition of fines of R$100 per day. The Company has requested an extension from the CVM.

Item 9A.   Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the real). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. Prior to January 1999, the Company did not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. Since January 1999, the Company has hedged against these risks as described below. The Company does not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     The Company has exchange rate exposure with respect to the U.S. dollar. Approximately R$87.6 million of the Company's indebtedness at December 31, 1998 was denominated in U.S. dollars. The potential immediate loss to the Company that would have resulted as of December 31, 1998 from a hypothetical instantaneous and unfavorable 10% change in foreign currency exchange rates would be approximately R$8.8 million. In addition, if such a change were to be sustained, the Company's cost of financing would increase in proportion to the change. The Company has hedged a portion of its U.S. dollar-denominated debt since January 1999.

Interest Rate Risk

     At December 31, 1998, the Company had approximately R$89.4 million in loans and financing outstanding, of which R$58.0 million bore interest at fixed rates and R$31.4 million bore interest at floating rates of interest (primarily LIBOR-based). The Company invests its excess cash and cash equivalents (R$14.3 million at December 31, 1998) mainly in short-term instruments. The potential loss to the Company over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1998 would be approximately R$0.8 million.

     The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g. U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

Item 10. Directors and Officers of Registrant

Board of Directors

     The Holding Company is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors comprises four members serving for a term of three years. The Board of Directors holds a regular meeting once a month and holds special meetings when called by the Chairman or by two members of the Board.

     The following are the current members of the Board of Directors and their respective positions.

Name                                         Position           Date Elected
----                                         --------           ------------
Esteban Serra Mont.........................Chairman            August 10, 1998
Fernando Maria Fournon Gonzales-Barcia.....Director            August 10, 1998
Eduardo Lopez-Aranguren Marcos.............Director            August 10, 1998
Alexandre Bertoldi.........................Director            August 10, 1998

     Set forth below are brief biographical descriptions of the Directors.

     Esteban Serra Mont, 50 years old, has served as Chairman of the Board of Directors since August 1998. He joined Iberdrola S.A. in 1980 and has served as executive for management of international investment of Iberdrola Energia S.A., the company which manages the Iberdrola Group's international energy activities and Spanish investments in water, gas and services, and as Vice-President of Litoral Gas in Argentina and Eletropaz in Bolivia. In addition to his position as member of the Board of Directors of the Holding Company, he is also a member of the Boards of Directors of Eletroandina and Colbun in Chile, Cosern, Coelba, CRT and Riogas in Brazil, and Gas de Colombia. He holds a Ph.D. in economics from the University of Barcelona.

     Fernando Maria Fournon Gonzales-Barcia, 40 years old, has served as member of the Board of Directors since August 1998. He served as an associate and research professor at Polytechnic University of Madrid, a systems engineer at the European Space Agency, a projects engineer at Ericsson S.A. and as Head of Projects and Director of New Projects at Telefonica Internacional S.A. Since February 1997 he has served as chief executive officer at CRT - Companhia Riograndense de Telecomunicacoes. In addition to his position as member of the Board of Directors of the Holding Company, he is also a member of the Boards of Directors of Companhia Telefonica da Borda do Campo - CTBC, CRT - Companhia Riograndense de Telecomunicacoes, Telesp Participacoes S.A., Tele Sudeste Celular Participacoes S.A. and Portugal Telecom. He is also a member of the Consultative Board of ANATEL - Agencia Nacional de Telecomunicacoes, the Latin American Committee at the New York Stock Exchange and the Global Information Infrastructure Commission - GIIC. He holds a degree in telecommunications engineering from the Polytechnic University of Madrid.

     Eduardo Lopez-Aranguren Marcos, 57 years old, has served as a member of the Board of Directors since August 1998. He joined Iberdrola S.A. in 1965 and has served as chief executive officer of Iberdrola Energia S.A., the company which manages the Iberdrola Group's international energy activities and Spanish investments in water, gas and services. He has also served as President of Eletropaz in Bolivia and Coelba and Cosern in Brazil. In addition to his position as a member of the Board of Directors of the Holding Company, he is also a member of the Boards of Directors of Tele Sudeste Celular Participacoes S.A. and CEG in Brazil. He holds a degree in mining engineering, with additional post-graduate studies in energy, from the Technical School of Mining Engineering of the Polytechnic University of Madrid.

     Alexandre Bertoldi, 37 years old, has served as a member of the Board of Directors since August 1998. He has a law degree from the University of Sao Paulo, a masters degree in Business Administration from Glasgow Business School of the University of Glasgow - UK and a post-graduate degree in Global Finance from the London School of Economics - LSE.

Board of Executive Officers

     The Board of Executive Officers consists of one President and one Vice-President elected by the Board of Directors for a term of three years. An Executive Officer may be removed from office at any time. The President must be chosen from among the members of the Board of Directors.

     The following are the current Executive Officers and their respective positions.

Name                              Position             Date appointed
----                              --------             --------------
Esteban Serra Mont............President              August 10, 1998
Felix Pablo Ivorra Cano.......Vice-President         October 30, 1998

     Set forth below is a brief biographical description of the Executive Officer not included above.

     Felix Pablo Ivorra Cano, 53 years old, has served as Vice-President of the Company since October 1998. He joined the Investigation and Studies Center of Telefonica after graduating from engineering school. Since then he has served in several positions in the Technical Specifications, Network Planning and Commercial Planning areas, and as General Sub-Manager of Telecommunications. Since 1993 he has served as General Manager of the team which incorporated and developed the Telefonica Moviles, a subsidiary of Telefonica, and as Commercial General Manager and Business Development General Manager of Telefonica Moviles. He holds a degree in telecommunications engineering from the ETSI of Madrid and a post-graduate degree in business administration from ICADE.

Item 11.   Compensation of Directors and Officers

     For the year ended December 31, 1998, the aggregate amount of compensation paid by the Holding Company to all directors and executive officers of the Holding Company was approximately R$1.2 million. The Holding Company did not set aside or accrue any amounts to provide pension, retirement or similar benefits for officers and directors of the Holding Company.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

     None.

Item 13.   Interest of Management in Certain Transactions

     Each of the Subsidiaries has entered into a Consulting Service Agreement (each a "Consulting Service Agreement") with Telefonica Internacional S.A. pursuant to which it receives marketing, technical and business development advice. Under the Consulting Services Agreements, the Subsidiaries are obligated to make annual payments to Telefonica Internacional S.A. of 1% of net operating revenues.

                                     PART II

Item 14.   Description of Securities to be Registered

     None.

                                    PART III

Item 15.   Defaults upon Senior Securities

     None.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

     None.

                                     PART IV

Item 17.   Financial Statements

     The Holding Company has responded to Item 18 in lieu of responding to this Item.

Item 18.   Financial Statements

     Reference is made to pages F-1 through F-41.

Item 19.   Financial Statements and Exhibits

     (a) The following Consolidated Financial Statements are filed as part of this Form 20-F:

          Report of Independent Public Accountants for the year ended December 31, 1998

          Independent Auditors' Report for the years ended December 31, 1997 and 1996

          Consolidated Balance Sheet and Statement of Financial Condition

          Consolidated Statement of Income and of Revenues and Expenses

          Consolidated Statement of Changes in Financial Position

          Consolidated Statements of Changes in Shareholders' Equity and Changes in Divisional Equity

          Consolidated Statements of Cash Flows and of Net Interdivisional Cash Distribution (Receipt)

          Notes to the Consolidated Financial Statements

     (b)  Exhibits

          Amendment to the Charter of the Holding Company previously filed with the Holding Company's Registration Statement on September 18, 1998, together with an English translation.

          Amendment to the Deposit Agreement* previously filed with the Holding Company's Registration Statement on September 18, 1998.

          There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to long-term debt of the Company, none of which authorizes securities in a total amount that exceeds 10% of the total assets of the Company. The Company hereby agrees to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

--------

* Incorporated by reference to the exhibit filed with the Holding Company's Current Report on Form F-6 on November 6, 1998 (No. 333-9468).

                             INDEX OF DEFINED TERMS

                                                 Page

AD                                                  5
ADRs                                               19
ADSs                                               19
American Depositary Shares                         19
Anatel                                              1
Anatel Decree                                      12
Annex IV Regulations                               22
Annex V Regulations                                22
Band A                                              9
Band A Service Provider                             9
Band B                                              9
Band B Service Provider                             9
Brazil                                             ii
Brazilian Corporation Law                          22
Brazilian GAAP                                     ii
Brazilian Securities Law                           22
Breakup                                             2
Breakup of Telebras                                 2
Cellular Region                                     2
Center                                             12
Code                                               26
COFINS                                              8
Commercial Market                                  32
Common Shares                                      19
Company                                            ii
Concessions                                         1
Consolidated Financial Statements                  ii
Consulting Service Agreement                       45
CPMF tax                                           25
Custodian                                          22
CVM                                                21
Deposit Agreement                                  20
Depositary                                         20
dollars                                            ii
DSL1                                                5
DSL2                                                5
e&p                                                27
Embratel                                            2
Facil                                               6
Federal Government                                  1
Fenattel                                           11
Fistel                                             39
Fittel                                             11
Fixed-Line Region                                   2
Floating Market                                    32
Floating Market Rate                               32
GDP                                                 3
General Telecommunications Law                      1
Holding Company                                    ii
Iberdrola                                          19
Iberdrola/Telefonica                                2
IBGE                                                3
ICMS                                                7
IGP-DI                                             14
IGP-M                                              17
IMF                                                15
IOF tax                                            25
List of Obligations                                12
Maxitel                                             9
Minimum Law                                        12
Movistar                                            4
New Holding Companies                               1
non-Brazilian holder                               23
non-U.S. holder                                    27
off-peak calls                                      5
PCS                                                10
PIS                                                 8
Predecessor Companies                               1
Preferred Shares                                   19
R$                                                 ii
reais                                              ii
real                                               ii
RealPlan                                           15
Region                                              1
Registered Capital                                 26
Rio de Janeiro Stock Exchange                      20
Sao Paulo Stock Exchange                           20
SENN                                               21
Sistel                                             11
Subsidiaries                                       ii
Telebahia Celular                                  ii
Telebras                                            1
Telebras System                                     1
Telecommunications Regulations                      1
Telefonica                                         20
Telergipe Celular                                  ii
TJLP                                               25
TNL                                                 2
U.S. dollars                                       ii
U.S. GAAP                                          28
U.S. holder                                        26
US$                                                ii
VC1                                                 5
VC2                                                 5
VC3                                                 5

                               TECHNICAL GLOSSARY

     The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

     Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "interconnection charge."

     Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

     AMPS (Advanced Mobile Phone Service): An analog cellular telecommunications service standard utilizing the 850 MHz band, in use in North America, parts of South America, Australia and various other areas.

     Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

     Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

     ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

     Automatic international roaming: A service which permits a subscriber to use his or her cellular telephone on a foreign cellular service provider's network. The subscriber may receive calls made to the subscriber's regular cellular telephone number (such calls are "automatically" passed to the foreign service provider's network).

     Band A Service Provider: A former Telebras operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A."

     Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B."

     Base station: A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

     Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

     CATV (Cable television): Cable or fiber-based distribution of TV programs.

     CDMA (Code Division Multiple Access): A standard of digital cellular telecommunications technology.

     Cell: The geographic area covered by a single base station in a cellular telecommunications system.

     Cell splitting: The process of dividing cells into smaller coverage areas by reducing the power output and the antenna height of the base station transmitter. Cell splitting increases capacity in a particular area by allowing for the further reuse of frequencies by a cellular telecommunications system.

     Cellular service: A mobile telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

     Channel: One of a number of discrete frequency ranges utilized by a base station.

     Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

     Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

     Exchange: See Switch.

     Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

     Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

     ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

     Leased high-speed data communication: The digital exchange of information at speeds exceeding 64 kbps transmitted through mediums that are leased to users for their exclusive use.

     Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

     Manual international roaming: A service that permits a subscriber to use his or her cellular telephone on a foreign cellular service provider's network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign service provider for use while roaming.

     Microcells: A small cell covered by a low-power base station. Microcells can cover small areas such as a single building.

     Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

     Interconnection charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge."

     Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

     PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

     Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

     Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

     PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

     Repeaters: A device that amplifies an input signal for retransmission.

     Roaming: A function that enables subscribers to use their cellular telephone on networks of service providers other than the one with which they signed their initial contract.

     Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

     SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

     Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

     Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

     TDMA (Time Division Multiple Access): A standard of digital cellular telecommunications technology.

     Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

     Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Holding Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              TELE LESTE CELULAR PARTICIPACOES S.A.


                              By: /s/ Esteban Serra Mont
                                  ------------------------------
                                  Name:  Esteban Serra Mont
                                  Title: President


                              By: /s/ Felix Pablo Ivorra Cano
                                  ------------------------------
                                  Name:  Felix Pablo Ivorra Cano
                                  Title: Vice-President

Dated:  June 30, 1999

                      TELE LESTE CELULAR PARTICIPACOES S.A.
                        CONSOLIDATED FINANCIAL STATEMENTS
              For the years ended December 31, 1996, 1997 and 1998

                                    CONTENTS


     Report of Independent Public Accountants for the year ended December 31, 1998.............................         F-2
     Independent Auditors' Reports for the years ended December 31, 1997 and 1996..............................         F-3
     Consolidated Balance Sheet and Statement of Financial Condition...........................................         F-4
     Consolidated Statements of Income and of Revenues and Expenses............................................         F-5
     Consolidated Statement of Changes in Financial Position...................................................         F-6
     Consolidated Statements of Changes in Shareholders' Equity and  Changes in Divisional Equity..............         F-7
     Consolidated Statements of Cash Flows and of Net Interdivisional Cash Distribution (Receipt)..............         F-8
     Notes to the Consolidated Financial Statements............................................................ F-9 to F-41

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of

         Tele Leste Celular Participacoes S A.:



     (1) We have audited the accompanying consolidated balance sheet of Tele Leste Celular Participacoes S. A. as of December 31, 1998, and the related consolidated statements of income, changes in financial position and changes in shareholders' equity for the year then ended. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     (2) We conducted our audit in accordance with generally accepted auditing standards in Brazil which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     (3) In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele Leste Celular Participacoes S. A. as of December 31, 1998, and the results of its operations and the changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Brazil.

     (4) Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected shareholders's equity as of December 31, 1998 and the results of operations for the year then ended to the extent summarized in Note 31 of the consolidated financial statements.

     (5) Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statement of cash flow for the year ended December 31, 1998 is presented for purpose of additional analysis and is not a required part of the basic financial statements under accounting principles generally accepted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 22, 1999 (except for Notes 22 (c) and 30, which date is May 31, 1999) Salvador, Brazil

ARTHUR ANDERSEN S/C

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Tele Leste Celular Participacoes S.A.
Brasilia-DF


     We have audited the accompanying consolidated statements of financial condition of Tele Leste Celular Participacoes S.A. as of December 31, 1997, and the related consolidated statements of revenues and expenses, net interdivisional cash distribution (receipt) and changes in divisional equity for each of the years in the two-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Brazil and on the basis set out in Note 2 to the consolidated financial statements. Accordingly, interest income, unallocated interest expense, income tax expense and the related assets and liabilities are not included in the consolidated financial statements.

     In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Tele Leste Celular Participacoes S.A. as of December 31, 1997, and its revenues and expenses and net interdivisional cash distribution (receipt) for each of the years in the two-year period ended December 31, 1997, in conformity with accounting principles generally accepted in Brazil and on the basis set out in Note 2, including continued recognition of the effects of changes in the purchasing power of the Brazilian currency as discussed in Note 2.

     Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected revenues and expenses for the year ended December 31, 1997 and the divisional equity as of December 31, 1997 to the extent summarized in Note 31 of the consolidated financial statements.

July 17, 1998
Brasilia, Brazil
KPMG Peat Marwick

                      TELE LESTE CELULAR PARTICIPACOES S.A.
                               (See Notes 1 and 2)
             CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1998 AND
      CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 1997

                      (In thousands of Brazilian Reais-R$)

                                                                     Years ended December  31
                                                             -----------------------------------------

                                                               Note          1997             1998
                                                             --------   --------------   -------------
     Current assets:
         Cash and cash equivalents..........................    12          9,825            16,478
         Customer accounts receivable, net..................    13         25,020            41,221
     Deferred and recoverable taxes.........................    14             --            14,031
     Other assets...........................................    15            174            34,948
                                                                        ------------     ------------
     Total current assets....................................              35,019           106,678
                                                                        ------------     ------------

     Noncurrent assets:
     Deferred and recoverable taxes.........................    14             --             1,069
     Other assets...........................................    15             --            13,931
                                                                        ------------     ------------
     Total noncurrent assets................................                   --            15,000
                                                                        ------------     ------------

     Permanent assets:
     Property, plant and equipment, net.....................    16        373,928           368,431
                                                                        ------------     ------------
     Total permanent assets.................................              373,928           368,431
                                                                        ------------     ------------

     Total assets.............................................            408,947           490,109
                                                                        ============     ============

     Current liabilities:
     Payroll and related accruals...........................    17            463             2,316
     Accounts payable and accrued expenses..................    18         18,725            32,458
     Taxes other than income taxes..........................    19          1,164             7,904
     Dividends..............................................    20             --            24,610
     Deferred and accrued income taxes......................    10          1,218             1,177
     Loans and financing....................................    22         70,564            39,798
     Other liabilities......................................    21             --             9,453
                                                                        ------------     ------------
     Total current liabilities................................             92,134           117,716
                                                                        ------------     ------------

     Noncurrent liabilities:
     Deferred income taxes..................................    10         13,392            11,752
     Loans and financing....................................    22         78,284            51,381
     Provisions for contingencies...........................    23            750             3,244
                                                                        ------------     ------------
     Total noncurrent liabilities...........................               92,426            66,377
                                                                        ------------     ------------

     Minority interest......................................               30,058            35,013
                                                                        ------------     ------------

     Divisional equity......................................              194,329                --

     Shareholders' equity:
     Share capital..........................................    25a            --            87,161

     Income reserves........................................                   --            32,395
     Retained earnings......................................                   --           151,410
                                                                        ------------     ------------
     Total shareholders' equity.............................                   --           270,966
                                                                        ------------     ------------

     Funds for capitalization:
     Other funds............................................                   --                37
                                                                        ------------     ------------
     Total funds for capitalization.........................                   --                37
                                                                        ------------     ------------

     Total liabilities and divisional
equity/shareholders'equity.................                               408,947           490,109
                                                                        ============     ============

   The accompanying notes are an integral part of these consolidated financial statements.

                      TELE LESTE CELULAR PARTICIPACOES S.A.
                               (See Notes 1 and 2)
        CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31,
                 1998 AND OF REVENUES AND EXPENSES FOR THE YEARS
                        ENDED DECEMBER 31, 1997 AND 1996

      (In thousands of Brazilian Reais-R$, except for earnings per shares)

                                                                        Years ended December 31
                                                           ------- ----------------------------------------
                                                             Note      1996         1997          1998
                                                           ------- ------------ ------------ ---------------
     Net operating revenue..............................       4     188,544      220,441         249,290
     Cost of services...................................       5     (55,543)     (68,716)       (101,635)
                                                                   ------------ -----------  ---------------
     Gross profit.......................................             133,001      151,725         147,655

     Operating expenses:
     Selling expense....................................       6     (19,229)     (17,471)        (40,217)
     General and administrative expense.................             (16,015)     (20,517)        (26,756)
     Other net operating income(expense)................       7       5,301        1,568            (500)
                                                                   ------------ -----------  ---------------

     Operating income before interest...................             103,058      115,305          80,182

     Allocated interest expense.........................       8     (10,466)     (10,333)             --
     Interest expense, net..............................       8          --           --         (12,927)
                                                                   ------------ -----------  ---------------

     Operating income, before interest and unallocated
       interest expense.................................              92,592      104,972              --
     Operating income...................................                  --           --          67,255

     Net nonoperating income (expense)..................       9          --           57          (3,533)
     Employees' profit share............................                (209)        (142)        (466)
                                                                   ------------ -----------  ---------------
     Income before interest income, unallocated interest
         expense, taxes and minority interests..........                92,383    104,887

     Income before minority interests and taxes.........                    --         --          63,256

     Income and social contribution taxes...............      10            --         --         (15,442)
                                                                   ------------ -----------  ---------------

     Income before minority interests...................                92,383    104,887          47,814

     Minority interests.................................                (6,468)   (13,108)         (5,759)
                                                                   ------------ -----------  ---------------

     Income before interest income, unallocated interest
         expense and taxes..............................                85,915     91,779
                                                                   ============ ===========

                                                                                             ---------------
     Net income for the year............................                                           42,055
                                                                                             ---------------

     Shares outstanding at the balance sheet date
         (thousands)....................................                                      334,399,028
                                                                                             ===============

     Earnings per thousand shares outstanding at the
         balance sheet date (Reais).....................                                             0.13
                                                                                             ===============

   The accompanying notes are an integral part of these consolidated financial statements.

                      TELE LESTE CELULAR PARTICIPACOES S.A.
                               (See Notes 1 and 2)
             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                      (In thousands of Brazilian Reais-R$)

                                                                                         1998
                                                                                      -----------
     SOURCE OF FUNDS:
     From operations:
     Net income.............................................................            42,055
     Items not affecting working capital:
     Depreciation...........................................................            36,940
     Permanent asset disposals..............................................            29,725
     Financial charges on long-term items...................................             4,198
     Minority interest......................................................             5,759
     Loss of minority interest..............................................              (804)
     Tax incentive - Finor..................................................              (260)
     Deferred income tax....................................................            (2,709)
     Provisions for contingencies...........................................             2,494
     Interest on construction in progress...................................            (2,064)
     Other..................................................................                (2)
                                                                                      ---------
        Total from operations...............................................           115,332

     From third parties:
     Transfer from noncurrent assets to current assets......................             4,056
     Increase in long term liabilities......................................             3,982
     Additional net assets received on the breakup of Telebras..............            56,963
     Increase in funds for capitalization...................................                37
                                                                                      =========
          Total sources.....................................................           180,370
                                                                                      =========

     APPLICATIONS OF FUNDS:
     Dividends proposed.....................................................            25,156
     Transfers from long-term to current liabilities........................            36,098
     Increase in non current assets.........................................            15,369
     Additions to permanent assets..........................................            57,670
                                                                                      =========
          Total applications................................................           134,293
                                                                                      =========

     INCREASE IN WORKING CAPITAL............................................            46,077
                                                                                      =========

     WORKING CAPITAL VARIATION:

     CURRENT ASSETS AT YEAR END.............................................           106,678
     CURRENT LIABILITIES AT YEAR END........................................          (117,716)
                                                                                      ---------
     Working capital at  year end...........................................           (11,038)
     Working capital at the beginning of the year...........................           (57,115)
                                                                                      =========

     INCREASE IN WORKING CAPITAL............................................            46,077
                                                                                      =========

   The accompanying notes are an integral part of these consolidated financial statements.

                      TELE LESTE CELULAR PARTICIPACOES S.A.
                               (See Notes 1 and 2)
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR
              ENDED DECEMBER 31, 1998 AND DIVISIONAL EQUITY FOR THE
                     YEARS ENDED DECEMBER 31, 1996 AND 1997

                      (In thousands of Brazilian Reais-R$)

                                                                                Shareholders' Equity
                                                                ---------------------------------------------------------
                                                                                Income reserves
                                                                           -----------------------
                                                                                        Unrealized
                                                    Divisional     Share      Legal       income     Retained
                                                      Equity      Capital    Reserve     reserve     earnings      Total
                                                   ----------- ---------- ------------ ----------- ----------- -----------
     Balance at December 31, 1995................     55,428         --        --           --          --        55,428
     Income before interest income, unallocated
        interest expense and taxes...............     85,915         --        --           --          --        85,915
     Capitalized interest........................        231         --        --           --          --           231
     Deferred tax on full indexation.............     (8,514)        --        --           --          --        (8,514)
     Net interdivisional cash receipt............     47,118         --        --           --          --        47,118
     Minority interests effects other than on
        income...................................     (3,560)        --        --           --          --        (3,560)
                                                   ----------- ---------- ------------ ----------- ----------- -----------
     Balance at December 31, 1996................    176,618         --        --           --          --       176,618

     Income before interest income, unallocated
        interest expense and taxes...............    91,779          --        --           --          --        91,779
     Capitalized interest........................       859          --        --           --          --           859
     Deferred tax on full indexation.............    (6,096)         --        --           --          --        (6,096)
     Net interdivisional cash distribution.......   (65,625)         --        --           --          --       (65,625)
      Minority interests effects others than on
        income...................................    (3,206)         --        --           --          --        (3,206)
                                                   ----------- ---------- ------------ ----------- ----------- -----------
     Balance at December 31, 1997................   194,329          --        --           --          --       194,329
     Additional net assets received on the
         breakup of Telebras.....................    56,963          --        --           --          --        56,963
     Allocation between accounts approved by
         shareholders on the breakup of
         Telebras................................  (251,292)     87,161     3,966       67,522      92,643            --
                                                   ----------- ---------- ------------ ----------- ----------- -----------
     Balance at May 22, 1998 after the breakup
         of Telebras.............................        --      87,161     3,966       67,522      92,643       251,292
     Consolidation adjustments:
     Capitalized interest........................        --          --        --           --       1,430       1,430
     Fiscal incentives...........................        --          --        --           --       1,341       1,341
     Donations...................................        --          --        --           --           4           4
     Net income..................................        --          --        --           --      42,055      42,055
     Transfer to reserves........................        --          --     2,525           --      (2,525)         --
     Realization of reserves.....................        --          --        --      (41,618)     41,618          --
     Dividends...................................        --          --        --           --     (25,156)    (25,156)
                                                   ----------- ---------- ------------ ----------- ----------- -----------
     Balance at December 31, 1998................        --      87,161     6,491       25,904     151,410     270,966
                                                   =========== ========== ============ =========== =========== ===========

   The accompanying notes are an integral part of these consolidated financial statements.

                      TELE LESTE CELULAR PARTICIPACOES S.A.
                               (See Notes 1 and 2)
   CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 1998,
           AND OF INTERDIVISIONAL CASH DISTRIBUTION (RECEIPT) FOR THE
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                      (In thousands of Brazilian Reais-R$)

                                                                                    Years ended December 31
                                                                              ----------------------------------
                                                                                 1996        1997        1998
                                                                                  R$          R$          R$
                                                                              ---------    --------    --------
     Cash provided by operations:
         Net income .......................................................       --          --        42,055
         Income before interest income, unallocated interest expense
             and taxes ....................................................     85,915      91,779        --

         Adjustments to reconcile to cash provided by operating activities:
            Depreciation ..................................................     17,338      22,531      36,940
            Minority interest .............................................      6,468      13,108       5,759
            Loss on permanent asset disposals .............................       --          --         2,898
            Increase in allowance for doubtful accounts ...................     10,956       7,212      18,577
            Increase in customer accounts receivable, gross ...............    (20,300)     (9,597)    (34,778)
            Increase in taxes receivable ..................................       --          --       (15,100)
            (Increase) decrease in other current assets ...................     (5,736)      5,476      (8,548)
            Increase in other noncurrent assets ...........................       --          --       (12,426)
            Increase (decrease) in payroll and related accruals ...........        883        (770)      1,853
            Increase (decrease) in accounts payable and accrued expenses ..     10,780      11,991
            Increase (decrease) in taxes other than income taxes ..........      1,984      (4,191)      6,740
            Increase in other current liabilities .........................       --          --         9,453
            Increase (decrease) in accrued interest .......................     (1,779)        (12)      8,899
            Decrease in income taxes ......................................       --          --        (1,681)
            Increase in provisions for contingencies ......................       --           750       2,494
                                                                              --------    --------    --------
                                                                                94,169     137,066      75,126
                                                                              ========    ========    ========
     Cash flow from investing activities:
         Additions to property,plant and equipment ........................   (175,118)    (68,542)    (57,670)
         Capitalized interest .............................................     (4,860)     (5,318)     (1,836)
         Proceeds from asset disposals ....................................       --         2,946         597
         Donations ........................................................       --          --             4
                                                                              ========    ========    ========

                                                                              (179,978)    (70,914)    (58,905)
                                                                              ========    ========    ========
     Cash flow from financing activities:
         Loans repaid .....................................................     (1,877)     (6,367)    (83,834)
         New loans obtained ...............................................     40,568      15,665      17,266
         Cash received from spin-off of Telebras ..........................       --          --        56,963
         Funds for capitalization .........................................       --          --            37
                                                                              --------    --------    --------
                                                                                38,691       9,298      (9,568)
                                                                              ========    ========    ========

     Increase (decrease) in cash and cash equivalents .....................    (47,118)     75,450       6,653

     Cash and cash equivalents at beginning of year .......................       --          --         9,825
     Net interdivisional cash (distribution) receipt ......................     47,118     (65,625)       --
                                                                              --------    --------    --------
     Cash and cash equivalents at end of year .............................       --         9,825      16,478
                                                                              ========    ========    ========

   The accompanying notes are an integral part of these consolidated financial statements.

                      TELE LESTE CELULAR PARTICIPACOES S.A.
                               (See Note 1 and 2)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
             (Amounts expressed in thousands of Brazilian Reais-R$)


1.   Operations and background

     Beginning in 1995, the federal government of Brazil ("the Federal Government") undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1995, the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries was the primary supplier of public telecommunications services in Brazil.

     As part of the privatization of the Telebras system, the operating subsidiaries were divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were separated from the operating subsidiaries. Subsequently the fixed line businesses, the new cellular businesses and the long distance operator were consolidated into the twelve separate groups (the "New Holding Companies"). Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries were performed using a procedure under Brazilian corporate law called cisao or "spin-off." As part of this process, Tele Leste Celular Participacoes S.A. (the "Holding Company") was formed.

     Tele Leste Celular Participacoes S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebras, including 89.1% and 73.6% of the share capital of Telebahia Celular S.A. and Telergipe Celular S.A., respectively. Until August 4, 1998, the Companies were controlled by the Federal Government. On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders control the New Holding Companies.

     Telebahia Celular S.A. and Telergipe Celular S.A. were formed on January 5, 1998 and subsequently received on January 30, 1998 from Telecomunicacoes da Bahia S.A. ("Telebahia") and Telecomunicacoes de Sergipe S.A. ("Telergipe") the assets and liabilities comprising their respective cellular telecommunications services ("the "Subsidiaries"). Tele Leste Celular Participacoes S.A. and its subsidiaries (the "Companies") are the primary suppliers of cellular telecommunications services in the states of Bahia and Sergipe under the terms of concessions granted by the Federal Government on November 4, 1997 (the "Concessions"). The Concessions will expire on June 29, 2008 with respect to Telebahia Celular S.A. and December 15, 2008 with respect to Telergipe S.A. and may be renewed at the discretion of Anatel (as defined below) for a further term of 15 years. Through their predecessors Telebahia and Telergipe, the Companies have provided cellular telecommunications services in the states of Bahia and Sergipe since April 1993 and December 1993, respectively.

     The Companies' businesses, including the service they may provide and the rates they charge are regulated by Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

2.   Presentation of the financial statements

a. Inclusion of the New Holding Company Tele Leste Celular Participacoes S.A. in the consolidated financial statments as of and for the period ended December 31, 1998

     The consolidated financial statements present the Consolidated Balance Sheets and results of operations in cellular telecommunication businesses of Tele Leste Celular Participacoes S.A. and its subsidiaries (Telebahia Celular S.A. and Telergipe Celular S.A.). The portion of equity and net income attributable to shareholders other than Tele Leste Celular Participacoes S.A. at December 31, 1998 and for the year ended December 31, 1998 is reflected as "minority interests". At December 31, 1998 such minority shareholders owned 10.9% and 26.4% of the share capital of Telebahia Celular S.A. e Telergipe Celular S.A., respectively.

     Tele Leste Celular Participacoes S.A. was formed when the shareholders of Telebras approved Telebras' division into the New Holding Companies using a procedure under Brazilian corporate law called cisao, whereby existing shareholders received shares in the New Holding Companies in proportion to their holding in Telebras. The New Holding Companies contained the assets and liabilities previously recorded in the accounts of Telebras except for those allocated to a newly independent research foundation and those retained by Telebras for retroactive dividends and liquidation and other expenses.

     In addition to approving the allocation of assets and liabilities to the New Holding Companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balance of capital, reserves and retained earnings, together with the corresponding assets and liabilities for the formation of Tele Leste Celular Participacoes S.A. were established. After Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay dividends on its 1997 earnings and in settlement of dividends as a result of settlement of the 1990 disputed share increase, Telebras allocated to each New Holding Company the balance of its retained earnings in proportion to the allocated total net assets. This value of allocated retained earnings does not represent the historical retained earnings of the holding companies. The assets which were spun-off from Telebras, in addition to its investment in the operating subsidiaries, resulted in an increase of R$56,963 in relation to the Company's historical divisional equity. This increase has been included in the consolidated statement of changes in shareholders' equity for the year ended December 31,1998.

     As a result of legal structure of the spin-off as allowed under Brazilian GAAP, upon formation, Tele Leste Celular Participacoes S.A.'s legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998 so that its shareholder's equity of R$251,292 included retained earnings of R$92,643. The distributable reserves of Tele Leste Celular Participacoes S.A. are composed of retained earnings allocated in the spin-off plus the retained earnings of the Company following its formation. This new legal capital structure is shown in the consolidated statement of changes in shareholders' equity for the year ended December 31,1998.

     Brazilian corporate and tax law allows state controlled companies that are participating in the government's privatization program a three month delay between the accounting base date for a spin-off and the date on which the shareholders' meeting approves the spin-off, including the related accounting basis for the net assets spun-off. As a result, the consolidated financial statements of the Holding Company includes the results of operations and changes in balance sheet amounts of the subsidiaries from January 1, 1998 and the effects of the cash and other assets (principally intercompany receivables) allocated from Telebras from March 1, 1998.

     The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of Tele Leste and its predecessors, from which the financial information was extracted, except for certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated statement of income which have been made to conform previously published financial statements to the 1998 presentation and for the effects of inflation, as discussed in note 2(c).

b. Presentation of the consolidated financial statements for accounting periods up to December 31, 1997

     For accounting periods up to December 31, 1997 consolidated statements of the financial condition and revenues and expenses of the combined cellular telephone businesses of Telebahia and Telergipe have been presented. The portion of consolidated equity and income before interest income, unallocated interest expense and taxes of the Companies attributable to shareholders of the Companies other than Telebras at December 31, 1997 and for each of the two years ended December 31, 1996 and 1997 is reflected as "minority interests" in the consolidated financial statements. At December 31, 1997, such minority shareholders owned 10.7% and 26.4% of the share capital of Telebahia and Telergipe, respectively.

     The formation of the Holding Company and Telebahia Celular S.A. and Telergipe Celular S.A. has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunication businesses of Telebahia and Telergipe were transferred to the Companies at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were allocated to the Companies. Separate records of revenues and costs of services of the cellular telecommunication businesses of Telebahia and Telergipe were maintained historically. Accordingly, actual amounts were allocated for the periods included herein. The consolidated statements of revenues and expenses and net interdivisional cash distribution (receipt) of 1996 and 1997 have been prepared to include the historical activity related to the assets and liabilities transferred. The consolidated financial statements are not necessarily indicative of what would have been the financial condition and revenues and expenses of the Companies as of December 31, 1997 and 1996 and for the two year period ended December 31, 1997 had the cellular telecommunication businesses of Telebahia and Telergipe been separate legal entities during such periods.

     With respect to costs (other than costs of services) of 1996 and 1997, the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the results of operations for the periods presented. Those allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to the human resource department), number of requisitions issued (in relation to office material costs) and miles driven (in relation to certain transportation costs). Management believes that the amounts included in the consolidated statements of revenues and expenses fairly reflect the income before interest income, unallocated interest expense and taxes of the businesses.

     Prior to December 31, 1997 cash and certain non-specific debt could not be segregated from Telebahia and Telergipe. Accordingly, these amounts have not been included in the consolidated financial statements. Additionally, interest income and certain interest expense relating to the cellular telecommunication businesses could not be identified. Consequently, income tax expense and related liabilities do not appear in the consolidated financial statements of 1996 and 1997.

c.   Full indexation to December 31, 1997

     As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law accounting and most fiscal purposes, together with the option granted by the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM), the consolidated financial statements of Tele Leste and its predecessors as of December 31, 1998 and 1997 and for the years then ended, as published in Brazil, do not recognize the effects of changes in the purchasing power of the Brazilian currency that would have been required under the comprehensive indexation system, which was applied through December 31, 1995. Nevertheless, in order to comply with the requirements of accounting principles ("GAAP") generally accepted in the United States of America, the accompanying financial statements have been fully indexed through December 31, 1997, which the Company believes also complies with the requirements of Brazilian GAAP.

     In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the Company applied the constant currency method until December 31, 1997. Beginning January 1, 1998, the Company no longer uses the integral restatement method to prepare its financial statements. The restated balances of nonmonetary assets and liabilities as of December 31, 1997, which reflect inflation trough December 31, 1997, were used as the opening balances for 1998, and statement of income items will no longer be restated for inflation, as its effects are considered immaterial.

     The principal criteria adopted to prepare the fully indexed consolidated financial statements for the years ended December 31, 1996 and 1997, which were restated from amounts carved out of the statutory accounting records of Telebahia and Telergipe, maintained in accordance with the practices described in Note 3, were as follows:

     i.  Inflation restatement index

     The consolidated financial statements of 1996 and 1997 were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the monthly average values of the Indice Geral de Precos-Mercado (the General Prices Index-Market or the "IGP-M") of the Fundacao Getulio Vargas. Inflation rates for the three year period ended December 31, 1998, as measured by the IGP-M, were as follows:

         Period                                      Index            Annual
         ------                                      -----           inflation
                                                                     ---------
                                                                         %
         Year ended December 31, 1996...........     IGP-M              9.2
         Year ended December 31, 1997...........     IGP-M              7.7
         Year ended December 31, 1998...........     IGP-M              1.8

     ii. Consolidated statements of revenues and expenses for 1996 and 1997

     Items in the consolidated statements of income are adjusted by:

     o allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

     o allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "Other net operating income."

     iii. Deferred income tax effects of indexation adjustments in 1996 and 1997

     As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and most fiscal purposes as from January 1, 1996, the indexation of assets and liabilities for financial reporting purposes herein is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to the additional deferred tax liability of R$ 8,514 and R$ 6,096 in 1996 and 1997, respectively, was recorded directly against divisional equity.

     The reconciliation between the net income for the year ended December 31, 1998 and shareholders'equity as of December 31, 1998 as per corporate law and as per the accompanying financial statements, which includes the effects of full indexation occurred until December 31, 1997, as described above, is presented as follows:

                                                               Net           Shareholders'
                                                              Income            Equity
                                                             --------        -------------
Consolidated figures as per corporate law ...............     47,729            248,558
Effects of full indexation of permanent assets...........     (8,063)            38,790

Deferred tax effect of the full indexation ..............      1,502            (12,800)
Effect of minority interest .............................        887             (3,582)
                                                            --------           --------
Consolidated figures as reported ........................     42,055            270,966
                                                            ========           ========

d.   Divisional equity

     As discussed in Note 1, the Companies were formed as a result of the specific identification and spin-off of assets, liabilities and revenues and expenses comprising the cellular telecommunication businesses of Telebahia and Telergipe. Since Tele Leste Celular Participacoes S.A. did not exist prior to January 1, 1998, no individual capital structure was maintained. Consequently, the net assets contributed have been shown as "divisional equity" in the consolidated balance sheets. Additionally, consolidated statements of changes in divisional equity have been provided, which show the changes in the divisional equity for the years ended December 31, 1996 and 1997.

e.   Consolidated statements of net interdivisional cash flows

     Because it was not possible to segregate the cash balances for the cellular telecommunication businesses prior to December 31, 1997 a traditional statement of cash flows could not be prepared for the periods presented. In lieu of detailing the beginning and ending cash and cash equivalent balances, and the net change in cash and cash equivalents between years, the net cash transferred to/from the fixed line telecommunication businesses of Telebahia and Telergipe has been presented as "Net interdivisional cash distribution (receipt)" in the consolidated statements of cash flows for the years ended December 31, 1996 and 1997.

     At December 31, 1997 cash and cash equivalents of R$9,825 were allocated from Telebahia and Telergipe to the Companies to meet future estimated working capital requirements.

f.   Principles of consolidation

     These consolidated financial statements include the financial records of the Holding Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

3.   Summary of the principal accounting practices

a.   Cash and cash equivalents

     Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less.

b.   Trade accounts receivable

     Telecommunication services accounts receivable are stated at the tariff value on the date of rendering the service. They also include accounts receivable for services rendered but not yet billed at the balance sheet date.

c.   Allowance for doubtful accounts

     Provision is made for trade accounts receivable for which recoverability is considered improbable.

d.   Foreign currency transactions

     Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the consolidated statements of revenues and expenses/statement of income as they occur.

e.   Inventory

     Inventories are stated at the lower of average cost or replacement value and are included within other assets on the balance sheets. Inventories are comprised mainly of cellular phones to be sold to operator stores and agents.

f.   Property, plant and equipment

     Property, plant and equipment is stated at cost, restated for inflation as of December 31, 1997, which became the new basis for accounting as described in
Note 2(c). Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as determined by the public telecommunications service regulators. The principal depreciation rates are shown in Note 16(b).

     Interest, calculated at a rate of 12% per annum on construction-in-progress, is capitalized as part of property, plant and equipment until the asset is placed in service.

g.   Vacation pay accrual

     Cumulative vacation pay due to employees is accrued as earned.

h.   Income and social contribution taxes

     Income and social contribution taxes comprise federal income tax and social contribution tax. Deferred taxes are provided on temporary differences.

i.   Loans and financing

     Loans and financing include accrued interest to the balance sheet date.

j.   Provisions for contingencies

     Provisions for contingencies are based on legal advice and management's opinion as to the likely outcome of the outstanding matters at the balance sheet date.

k.   Revenue recognition

     Revenues for all services are recognized when the service is provided. Revenues from cellular telephone services consist of subscription charges, usage charges, activation fees, network usage charges and charges for maintenance and other customer services. Billings are monthly. Unbilled revenues from the billing date to the month end are estimated and recognized as revenue during the month in which the service was provided. Revenues from activation fees are recognized upon the activation of a customer's services.

l.   Research and development

     Research and development costs are charged to expense as incurred.

m.   Pension and post-retirement benefits

     The Companies participate in a multi-employer plan that provides pension and other post-retirement benefits for its employees. Current costs are determined as the amount of required contribution for the period and are recorded on the accrual basis.

n.   Employees' profit share

     Accruals are made for granting employees the right to a share of profits. The amount recorded is the employees' profit share attributable to those employees of the subsidiaries, which payment is subject to General Shareholders' Meeting approval.

o.   Earnings per thousand shares

     Earnings per thousand shares were calculated based on the number of shares outstanding at the balance sheet date.

p.   Segment information

     The Companies operate solely in one segment for local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Bahia and Sergipe

q.   Use of estimates

     The preparation of consolidated financial statements in conformity with Brazilian and US GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

r.   Minority interests

     Minority interests reflected in the consolidated balance sheets at December 31, 1998 and in the consolidated statements of income for the year ended December 31, 1998 relate to the interests of shareholders other than Tele Leste in Telebahia Celular and Telergipe Celular. Minority interests reflected in the consolidated statements of financial condition at December 31, 1997 and in the consolidated statements of revenues and expenses for the years ended December 31, 1996 and 1997 relate to the interests of shareholders other than Telebras in Telebahia and Telergipe.

4.    Operating revenue from cellular telecommunications services

                                                                    1996        1997        1998
                                                                  --------    --------    --------
Monthly subscription charges ..................................     70,777      82,006      91,405
Activation fees ...............................................     26,354      13,470       9,850
Usage charges..................................................    103,333     122,814     143,098
Network usage charges..........................................     33,807      59,682      68,575
Goods sold (cellular telephone set) ...........................       --          --         1,321
Other .........................................................      2,911       1,640       3,189
                                                                  --------    --------    --------
Total gross operating revenue..................................    237,182     279,612     317,438
Value added and other indirect taxes...........................    (48,638)    (59,171)    (68,148)
                                                                  ========    ========    ========
Net operating revenue from cellular telecommunications
   services....................................................    188,544     220,441     249,290
                                                                  ========    ========    ========

     There are no customers who contribute more than 5% of gross operating revenues of Tele Leste Participacoes S.A., excluding Telebahia S.A. that contributes to approximately 11% of total gross operating revenues.

5.   Cost of services

                                                                    1996      1997      1998
                                                                  -------   -------   -------
Depreciation and amortization .................................    15,353    19,988    35,448
Personnel .....................................................       310       422     1,366
Materials and services ........................................     7,900    11,984    24,591
Rental and insurance fees .....................................      --        --       8,821
Fixed-line network expenses ...................................    27,279    32,000    21,713
Goods sold (cellular telephone set)............................      --        --       3,750
Fistel tax and other ..........................................     4,701     4,322     5,946
                                                                  =======   =======   =======
                                                                   55,543    68,716   101,635
                                                                  =======   =======   =======

6.   Selling expenses

     Included in selling expenses are provisions for doubtful customer accounts receivable of R$10,956, R$7,212 and R$18,577 in 1996, 1997 and 1998,
respectively.

7.   Other net operating income (expense)

                                                                   1996      1997      1998
                                                                  ------    ------    ------
Fines and expenses recovered ..................................    7,034     2,607     2,473
Research and development ......................................     --        --        (798)
Provision for contingencies ...................................     --        (778)   (2,494)
Gain (losses) on non-monetary items............................   (1,739)     (271)     --
Other .........................................................        6        10       319
                                                                  ======    ======    ======
                                                                   5,301     1,568      (500)
                                                                  ======    ======    ======

8.   Interest expense, net

                                                1996      1997        1998
                                              -------    -------    -------
Financial income:
     Interest income ......................      --         --       13,250
     Gain  (losses) .......................      --          954       --
Financial expenses:
     Interest expense .....................    (9,867)   (11,287)   (14,128)
     Monetary/exchange variation...........      (599)      --      (12,049)
                                              -------    -------    -------
                                              (10,466)   (10,333)   (12,927)
                                              =======    =======    =======

9.   Net non-operating income (expense)

                                                1996      1997        1998
                                              -------    -------    -------
Loss on permanent asset disposals..........      --         --       (2,898)
Other......................................      --           57       (635)
                                              -------    -------    -------
                                                 --           57     (3,533)
                                              =======    =======    =======

10.   Income and social contribution taxes

     As explained in Note 2, as a result of non-specific cash and certain non-specific debt not being allocated to the cellular telecommunications business in 1996 and 1997, the associated interest income and expense was not allocated. As a result, income tax expense and current tax liabilities have not been allocated to the cellular operations in the financial statements of 1996 and 1997.

     Brazilian income taxes comprise federal income tax and the social contribution tax. In 1998 the income tax rate was 25%, and social contribution tax was 8.00%, producing a combined statutory rate of 33%.

     Deferred taxes are provided on temporary differences which include the effects of indexation adjustments that will not give rise to deductions when subsequently depreciated, amortized or disposed of.

     The following is an analysis of the income tax expense (benefit):

                                                                       1998
                                                                      ------
         Social contribution charge................................    6,211
         Income tax................................................   18,989
         Deferred taxes............................................   (9,758)
                                                                      ======
         Total tax expense.........................................   15,442
                                                                      ======

     Supplementary information regarding taxes posted directly to divisional equity:

                                              1996          1997         1998
                                            -------        -------      ------
         Deferred taxes.................    (8,514)        (6,096)        --
                                            ------         ------       ------
                                            (8,514)        (6,096)        --
                                            ======         ======       ======

     The following is a reconciliation of the reported income tax expense/credit and the amount calculated by applying the combined statutory tax rate of 33% in 1998:

                                                                                      1998
                                                                                    -------
     Income before taxes as reported in the accompanying financial statements....    63,256
                                                                                    -------
     Tax charge at the combined statutory rate ..................................    20,874
     Permanent additions:
        Non-deductible expenses .................................................       812
     Permanent exclusions:
        Capitalized interest.....................................................      (465)
        Interest on shareholders' equity ........................................    (6,056)
     Other items:
        Tax incentives ..........................................................       (89)
        Other, net ..............................................................       366
                                                                                    =======
     Income tax charge as reported in the accompanying financial statements .....    15,442
                                                                                    =======

     The composition of deferred tax assets and liabilities, based on temporary differences is as follows:

                                                              1997      1998
                                                             -------   -------
     Deferred tax assets:
        Provisions for contingencies......................      --      1,069
        Allowance for doubtful accounts...................      --      6,725
        Employees profit share............................      --        154
                                                            --------   ------
        Total (see Note 14)...............................      --      7,948
                                                            ========   ======

     Deferred tax liabilities:
        Deferred tax on full indexation...................    14,610   12,800
                                                            ========   ======

     The deferred tax on full indexation relate to the difference between the tax basis of permanent assets, which was not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 1997.

     The composition of tax liabilities is as follows:

                                                              1997      1998
                                                             -------   -------
     Social contribution tax payable.....................       --        129
     Deferred tax liabilities............................     14,610   12,800
                                                            --------   ------
     Total...............................................     14,610   12,929
                                                            ========   ======
     Current.............................................      1,218    1,177
     Noncurrent..........................................     13,392   11,752
                                                            ========   ======

11.  Cash flow information

                                                          1996         1997          1998
                                                         -------      -------       ------
     Income and social contribution taxes paid...          --            --         30,672
     Interest paid...............................        10,252        15,720       17,094

     Non cash Transactions:
                                                                           1998
                                                                        --------
     Tax incentive investment credits received ...................        1,603
     Transfer of property plant and equipment to
         Telecomunicacoes da Bahia S. A. - Telebahia..............        26,226

12.  Cash and cash equivalents

                                               1997      1998
                                             --------  --------
     Banks ...............................      --       2,130
     Short-term investments...............    9,825     14,348
                                             --------  --------
                                              9,825     16,478
                                             ========  ========

     All of the cash and cash equivalents are denominated in Brazilian reais.

13.  Trade accounts receivable, net

                                                     1997          1998
                                                   --------      --------
     Accrued amounts....................              4,555         7,419
     Billed amounts.....................             29,209        55,416
     Allowance for doubtful accounts....             (8,744)      (21,614)
                                                   --------      --------
                                                     25,020        41,221
                                                   ========      ========

     The changes in the allowance for doubtful accounts were as follows:

                                                     1996         1997         1998
                                                    ------       -------      -------
     Beginning balance...........................     --         10,956        8,744
     Provision charged to selling expense........   10,956        7,212       18,577
     Write-offs..................................     --         (9,424)      (5,707)
                                                    ------       ------       ------
     Ending balance..............................   10,956        8,744       21,614
                                                    ======       ======       ======

14.  Deferred and recoverable taxes

                                                                     1998
                                                                   --------
     Social contribution tax.............................              963
     Federal income Tax..................................            4,638
     Deferred tax assets.................................            7,948
     Sales and other taxes...............................            1,551
                                                                    ======
                                                                    15,100
                                                                    ======
     Current.............................................           14,031
     Noncurrent..........................................            1,069
                                                                    ======

15.   Other assets

                                                                     1997     1998
                                                                    ------   ------
     Telecomunicacoes da Bahia S. A. - Telebahia and
         Telecomunicacoes de Sergipe S. A. - Telergipe:
       Repass of loans ......................................         --     20,954
       Repass of contracts with supplies.....................         --     13,963
       Ruralcel .............................................         --      1,200
       Usage charges ........................................         --      3,772
       Other ................................................         --        995
Prepayments .................................................           49      483
Inventories .................................................         --      4,929
Recoverable advances ........................................           84      625
Fiscal incentives investments ...............................         --      1,603
Other .......................................................           41      355
                                                                    ------   ------
                                                                       174   48,879
                                                                    ======   ======
Current ....................................................           174   34,948
Noncurrent .................................................          --     13,931
                                                                    ======   ======

     Repass of loans is related to contract between Telebahia Celular S.A. and Telecomunicacoes da Bahia S.A. - Telebahia, aiming to compensate Telebahia Celular S.A. for amounts to be paid related to financing of fixed asset owned by the fixed line company. This amount will be received in accordance with the same contractual conditions for financing amortization by Telebahia Celular S.A., including exchange variation and fixed interest of 10.43% per year.

     The repass of contracts with suppliers is originated from agreement with Telecomunicacoes da Bahia S.A. - Telebahia aiming to receive the amounts paid to NEC which had not been recognized as liability in the split up balance of Telebahia Celular S.A.

     The receivable balance with Ruralcel is originated from services supplied by Telecomunicacoes de Sergipe S.A. - Telergipe to customers located in the rural area of Sergipe. Such services use the Telergipe Celular S.A. platform, and customers are charged by Telecomunicacoes de Sergipe S.A. - Telergipe. The amounts recorded in this account are related to the repass to be made by Telecomunicacoes de Sergipe S.A. - Telergipe to Telergipe Celular S.A. from services rendered in 1998. Such amounts were stated based on preliminary understanding between management of both Companies.

     The amounts related to usage charges receivable from Telecomunicacoes de Sergipe S.A. - Telergipe are originated from the use of connections between fixed and cellular network which will be received from the net balance of accounts payable and receivable.

     Inventories are comprised mainly of cellular telephone sets.

16.  Property, plant and equipment, net

a.   Composition

                                                    1997                          1998
                                    -------------------------------------   -----------------
                                              Accum.   Net Book             Accum.   Net Book
                                    Cost       Depr      Value      Cost     Depr.     Value
                                   -------    ------   --------    ------   -------  --------
Construction-in-progress .......    44,954      --      44,954    38,863      --      38,863
Automatic switching equipment ..    51,926     6,199    45,727    58,176    10,189    47,987
Transmission and other equipment   261,930    35,925   287,619    60,911   226,708   226,005
Buildings ......................    60,757     7,012    53,745    55,303     8,086    47,217
Other assets ...................     4,461       964     3,497    10,332     2,676     7,656
                                   -------   -------   -------   -------   -------   -------
Total ..........................   424,028    50,100   450,293    81,862   368,431   373,928
                                   =======   =======   =======   =======   =======   =======

b.   Depreciation rates

     The annual depreciation rates applied to property, plant and equipment are as follows:
                                                                   %
                                                             -------------
     Automatic switching equipment......................            7.69
     Transmission equipment.............................           10.00
     Buildings..........................................            4.00
     Other assets (excluding land)......................      5.00-33.00

c.   Rentals

     The Companies rent equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

                                                     1996      1997      1998
                                                     ----      ----      ----
     Rent expense....................                 326       830     9,646
                                                     ====      ====     ======

     Rental commitments relate primarily to facilities where the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

         Year ending December 31,
         1999..................................          590
         2000..................................          258
         2001..................................           72
                                                        ====
         Total minimum payments................          920
                                                        ====

17.  Payroll and related accruals

                                                             1997       1998
                                                             -----      -----
     Wages and salaries...............................        186        705
     Accrued social security charges .................        277        911
     Accrued benefits.................................         --        513
     Payroll withholdings.............................         --        187
                                                             ----      -----
                                                              463      2,316
                                                             ====      =====
18.   Accounts payable and accrued expenses

                                                            1997       1998
                                                          -------     ------
     Amounts payable to suppliers.....................     17,906     27,657
     Withholding income tax on dividends..............         --      2,753
     Other payables and accrued expenses..............        819      2,048
                                                          -------     ------
                                                           18,725     32,458
                                                          =======     ======

19.  Taxes other than income taxes

                                                            1997       1998
                                                          -------     ------
     Value-added taxes................................      1,139      6,691
     Other indirect taxes on operating revenues.......         25      1,213
                                                          -------     ------
                                                            1,164      7,904
                                                          =======     ======

     All taxes payable at December 31, 1997, which are related to revenues (ICMS, PASEP, COFINS), except for the amount related to taxes on unbilled revenues, remained with Telebahia and Telergipe when the assets and liabilities of the cellular telecommunications businesses were transferred to the Companies because Telebahia and Telergipe have legal responsibility for their payment.

20.  Dividends payable

                                                                       1998
                                                                      ------
       Payable by Tele Leste to:
         Common shareholders..............................             8,416
         Preferred shareholders...........................            14,212
       Payable by subsidiaries to minority shareholders...             1,982
                                                                      ======
                                                                      24,610
                                                                      ======

     Dividends payable by Tele Leste are net of 15% of withholding tax.

21.  Other liabilities

                                                                  1997     1998
                                                                 ------   ------
         Employees' profit share..............................      --       466
         Telecomunicacoes da Bahia S. A. - Telebahia and
            Telecomunicacoes de Serrgipe S.A.- Telergipe......      --     7,258
         Other................................................      --     1,729
                                                                 ------   ------
                                                                    --     9,453
                                                                 ======   ======

     The amount of R$ 7,258 refers to administrative services to be paid to Telecomunicacoes da Bahia S. A. - Telebahia and Telecomunicacoes de Sergipe
S.A. - Telergipe. The amount to be paid is, respectively, R$ 6,077 and R$ 1,181.

22.  Loans and financing

                                                     1997           1998
                                                    -------        ------
     Loans and financing .........................  145,839        89,441
     Accrued interest.............................    3,009         1,738
                                                    -------        ------
                                                    148,848        91,179
                                                    =======        =======
     Current......................................   70,564        39,798

     Noncurrent...................................   78,284        51,381
                                                    =======        =======

a.   Loans and financing per creditor

                                                              1997         1998
                                                            -------      -------
     NEC do Brasil S.A. .................................    64,021      18,305
     Ericsson Telecomunicacoes S.A. .....................     5,745       6,196
     ABN AMRO BANK.......................................     9,253       9,652
     PROUDTEL............................................    69,829      53,420
     Telecomunicacoes da Bahia S.A. .....................      --         3,606
                                                            -------      -------
                                                            148,848      91,179
                                                            =======      =======

     Balances with NEC do Brasil S.A., Ericcson Telecomunicacoes S.A. and PROUDTEL are related to financing of network of subsidiaries.

b.   Repayment schedule

     Noncurrent loans as of December 31, 1998 are scheduled to be repaid as follows:

     2000..............................................   28,850
     2001..............................................   15,651
     2002..............................................    3,883
     2003..............................................    1,299
     After 2004........................................    1,698
                                                          ------
     Total.............................................   51,381
                                                          ======

c.   Credit agreement guarantees

     The Subsidiaries are parties to credit agreements that are guaranteed by Telebras. The Company is obligated, pursuant to the terms and conditions of the privatization of the Telebras System, to replace Telebras as guarantor of these agreements. At May 31, 1999, Telebras had been replaced as guarantor in relation to all but R$16.3 million of this indebtedness. Management is negotiating with the creditors in respect of the remaining indebtedness.

d.   Currency analysis

     Total debt (excluding interest) is denominated in the following currencies:

                                            Exchange Rate
                                         at December 31, 1998
                                     ----------------------------
                                     (units of one Brazilian Real)         1997            1998
                                     -----------------------------        ------          ------
         Reais.....................            1.0000                      --              3,592
         U.S. Dollars..............            1.2087                    145,839          85,849
                                                                         -------          ------
                                                                         145,839          89,441
                                                                         =======          ======

     Foreign currency denominated debt bears LIBOR plus interest from 0.4% to 2.9% per annum or fixed interest from 7.3% to 10.43% per annum. Local currency denominated bears TEX (Variation of quotas from extra market fund rate), plus interest from 1.0% to 1.5% per annum.

     The Companies did not hedge their foreign currency liabilities at December 31, 1998.

23.  Provisions for contingencies

     Provisions for contingent liabilities were as follows:

                                                            1997        1998
                                                           ------      ------
     Labor claims...................................         750          866
     Disputed taxes.................................          --        1,810
     Civil claims...................................          --          568
                                                             ---       ------
                                                             750        3,244
                                                             ===       ======

     Provisions for contingent liabilities correspond to management estimate of the probable losses on claims filed by employees and former employees, tax assessments and civil suits.

     Potential Litigation

     Telebras, Telebahia and Telergipe, the legal predecessors of the Holding Company and Telebahia Celular S.A. and Telergipe Celular S.A., respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telebahia and Telergipe prior to the effective date of the spin-off of Telebahia's and Telergipe's cellular assets and liabilities to Telebahia Celular S.A. and Telergipe Celular S.A. remains with Telebahia and Telergipe, except for those liabilities for which specific accounting provisions have been assigned to Telebahia Celular S.A. and Telergipe Celular S.A. Any claims against Telebahia and Telergipe which are not met by Telebahia and Telergipe could result in claims against Telebahia Celular S.A. and Telergipe Celular S.A. to the extent that Telebahia Celular S.A. and Telergipe Celular S.A. have received assets which might have been used to settle those claims had they not been spun off from Telebahia and Telergipe. Under the terms of the breakup of Telebras, liability for any claims arising out of acts committed by Telebras prior to the effective date of the breakup remains with Telebras, except for labor and tax claims (in which case Telebras and the new Holding Company are jointly and severally liable) and any liability for which specific accounting provisions have been assigned to the Holding Company. Creditors of Telebras may challenge this allocation of liability. Management believes that the chances of any claims materializing and having a material adverse financial effect on the Companies and/or the Holding Company are remote and, therefore, no provision was made.

     Taxes ICMS on activation fees and other services

     On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, to cover not only telecommunications services but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

     The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. In addition, the Company believes that the predecessor companies, Telebahia and Telergipe, the legal predecessors of the Company, would be liable for any payments made in connection with any claim arising out of the retroactive application of the ICMS tax on activation fees for periods prior to January 5, 1998. On December 23, 1998, Telebahia Celular S.A. was notified in relation to the lack of computation and collection of ICMS on activation fees, retroactively to February 1998. The amount involved is R$2,375. In Telergipe Celular S.A., the amount involved is approximately R$300 related to the same period, which has not been notified by any tax authorities so far. No provision for such taxes has been made in the accompanying consolidated financial statements as the Company does not believe it is probable that such taxes will be payable for services rendered during the last five years and for the current year.

     There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were applied retroactively to activation fees earned during the past five year period ended December 31, 1997, it would give rise to a maximum liability estimated at R$22,000.

     Labor and Civil Issues

     These comprise compensation and damage claims in subsidiaries, involving obligations in the amount of approximately R$1,250. In addition, Telebahia Celular S.A. and Telergipe Celular S.A. are party to a number of claims by employees, in the total amount of approximately R$866. Based on the opinion of its legal counselors, management decided to record a reserve to cover possible losses in the amount of R$1,434 as of December 31, 1998.

     ISS Notice of Infringement

     Telebahia Celular S.A. was notified in relation to ISS (tax on services) on usage charges. The amount involved is R$1,095 and it is still in the administrative stage. In accordance with its legal counselors, significant losses are not expected, therefore, no reserves have been recognized as of December 31, 1998. In addition, the Company was notified in relation to the lack of retention and collection of ISS related to services supplied by third parties. The amount involved and accrued for possible losses is R$1,810.

24.  Provision for pensions

     The Companies participate in a multi-employer defined benefit pension plan and other post retirement benefit plans administered by the Fundacao Telebras de Seguridade Social ("Sistel").

     Aproximately 93% of the Companies' employees are covered by these plans. The Companies contributed and charged to expense R$463 thousand, R$445 thousand and R$759 thousand during 1996, 1997 and 1998, respectively, in respect of pension fund contributions. Information from the plans' administrators is not available to permit the Companies to determine their share of unfunded vested benefits, if any. As a member of multi-employer plans, the Companies' contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Companies. The Companies are also contingently liable for the total obligations of the plans. The Company and the other sponsors of Sistel (primarily the former Telebras companies) are considering a break-up of Sistel that would generate a separate plan for each of the sponsors. The sponsors would expect, however, to jointly maintain a plan offering the current benefits under all the sponsors in accordance with the method of allocation used in the break-up of Sistel. The plans for the new funds would be modified to the needs of the new sponsors. Because the sponsors are only in the preliminary stages of discussing the proposed break-up of Sistel, the amounts of the independent reserve liabilities with respect to each sponsors' respective participation are not yet measurable and, therefore, the final configuration of each sponsor's plan and the consequences for the Company or its employees cannot be assessed.

     The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

     Contributions to the plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary. A summary relating to the overall Sistel plan, in compliance with accounting principles generally accepted in Brazil, is as follows:

                                                                                         1997         1998
                                                                                      ---------     ---------
     Accumulated pension and other post retirement benefit obligations ............   3,775,898     3,615,176
     Other obligations.............................................................     255,751       312,831
                                                                                      ---------     ---------
     Total obligations.............................................................   4,031,649     3,928,007
                                                                                      =========     =========
     Combined plan assets:
     Interest bearing deposits.....................................................   1,715,153     2,463,747
     Stocks and shares.............................................................   2,360,786     1,676,103
     Investment properties.........................................................     363,305       394,553
     Loans to beneficiaries........................................................     123,428       115,854
     Other investments.............................................................      52,195        47,525
                                                                                      ---------     ---------
     Total plan assets.............................................................   4,614,867     4,697,782
                                                                                      =========     =========
     Excess of total plan assets over total obligations............................     583,218      769,775
                                                                                      =========     =========

     The financial statements also contains reserve for the taxes on investment income which are contingently payable, totaling R$487,269 and R$636,652 at December 31, 1997 and 1998, respectively.

25.  Shareholders' equity

a.   Share capital

     The Company's authorized capital at December 31, 1998 was 700 billion shares. Capital subscribed and paid-up at the balance sheet date in the amount of R$87,161 was represented by the following shares, without par value:

                                                                    Common        Preferred         Total
                                                                in circulation  in circulation   outstanding
                                                                --------------- ---------------  ------------
         As at December 31, 1998 (in thousands)............      124,369,031     210,029,997      334,399,028
         In Brazilian Reais - 12.31.98.....................           32,417          54,744           87,161

     The capital may be increased only by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders' meeting.

     The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative 6% dividend based upon their nominal capital value and to priority over the common shares in the case of liquidation of Tele Leste Celular Participacoes S.A.

     Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

b.    Income reserves

     Legal reserve

     Brazilian corporations are required to appropriate 5% of annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can be used only to increase share capital or offset accumulated losses.

     Unrealized income reserve

     This reserve represents unrealized income derived principally from indexation gains through 1995 and adjustments to the carrying values of subsidiaries that were allocated to the Company upon the split up of Telebras. The reserve is realized as the permanent assets that gave rise to the indexation gains are depreciated or disposed of, and as dividends are received from the subsidiaries. Amounts realized are transferred to retained earnings and included in the computation of dividends.

c.   Dividends

     Pursuant to its by-laws, Tele Leste Celular Participacoes S.A. is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date. The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

     For the purposes of the Brazilian Corporation Law, and in accordance with Tele Leste Celular Participacoes S.A.'s by-laws, the "Adjusted Net Income" is an amount equal to Tele Leste Celular Participacoes S.A.'s net profits adjusted to reflect allocations to or from (i) the legal reserve, (ii) the statutory reserve, (iii) a contingency reserve income anticipated losses, if any, and (iv) an unrealized income reserve, if any. The proposed dividend was calculated as follows:

                                                                                       1998
                                                                                     --------
     Reconciliation of net income available for distribution:

Net income available for distribution .............................................    42,055
    Consolidation adjustments .....................................................     2,775
    Adjustments required to arrive at distributable income on a
       corporate law basis.........................................................     5,674
                                                                                      -------
Net income available to distribution at the parent Company level in accordance
    with corporate law method .....................................................    50,504

Add:
    Realization of unrealized income reserve ......................................    41,618
Income of Jan.-Feb./98 - Spin-off from Telebras ...................................       914
Deduct:
    Appropriation to legal reserve ................................................    (2,525)
                                                                                      -------
Adjusted net income ...............................................................    90,511
                                                                                      =======
Proposed dividend:
    Ordinary shares ...............................................................     8,416
    Preferred shares ..............................................................    14,212
                                                                                      -------
    Total .........................................................................    22,628
                                                                                      =======
Dividend per thousand shares (Brazilian Reais):
    Ordinary shares ...............................................................     0.068
    Preferred shares ..............................................................     0.068

     In 1998 Tele Leste Celular Participacoes S.A. declared dividends by means of interest on shareholders'equity (R$16,850), which is subject to a 15% withholding tax (R$2,528).In order to accomplish the minimum of 25% of distributable income, additional dividends of R$8,306 were declared. Thus, total dividends were R$22,628 as described above.

     Dividends are calculated on the holding company's adjusted net income for the year, which is determined using the equity accounting method for subsidiaries. Consequently, the items shown as "Consolidation adjustments" in the consolidated statements of changes in shareholders' equity, which are required to reconcile consolidated net income to the holding company's net income, become part of the basis for calculating dividends. Additionally, from 1996 on, due to the cessation of the price level restatement adjustments in the corporate law basis financial statements, the effect of those adjustments on consolidated net income in the accompanying financial statements must be eliminated to arrive at distributable income on a corporate law basis.

26.   Transactions with related parties

     As a result of the privatization of the Telebras system in August 1998, the composition of companies considered as related parties has changed.

      When the companies were part of the Telebras system, the principal transactions classified as related-party transactions referred to revenues and costs with Empresa Brasileira de Telecomunicacoes S.A. ("Embratel") a subsidiary of Telebras, in respect of long-distance cellular telecommunication and with Telebahia and Telergipe with respect to use of their communications network. After privatization, a significant portion of such transactions is no longer characterized as being with related parties.

     In 1998 the related party transactions take place with Companies that belong to the new Controlling group, which are Tele Sudeste Celular Participacoes S.A., Telerj Celular S.A., Telest Celular S.A., Telesp Participacoes S.A., Telesp S.A., CBTC S.A., Companhia Riograndense de Telecomunicacoes - CRT and Celular CRT S.A., as well as Telesp Celular S.A. Thus in 1997 and 1998 the amounts stated refer to the transactions with Telebras system and the new Controlling group, respectively. The transactions with the companies, whose amounts had been eliminated in the consolidation, were not included.

     Additionally, management fees are paid to Telefonica Internacional S. A. by the subsidiaries, and correspond to 1% of net revenues. The amount of R$1,114 was allocated to General and Administrative expenses that were included in the Operating Expense for the year ended December 31, 1998.

     In 1998 companies of the Telebras System, other than those belonging to the Controlling group, were considered third party even before the privatization.

     A summary of the balances and transactions with these related parties, made under usual market conditions for these types of operations, is as follows:

                                                                            1997     1998
                                                                          ------    ------
     Current assets:
         Customer accounts receivable .............................          543      154
     Current liabilities:
         Accounts payable and accrued expenses ....................          819      125
         Dividends/Interest on the equity .........................         --      4,358


                                                                            1996     1997     1998
                                                                          ------   ------   ------
     Net operating revenue from cellular communication services....       33,807   59,682    5,579
     Cost of services .............................................       33,562   48,836    1,135
     Operating expenses ...........................................       15,682   18,817     --

27.  Commitments

a.   Capital expenditures

     At December 31, 1998 the Companies had approximately the following capital expenditure commitments:

     Expected year of expenditure
     1999.....................................    51,425

     These commitments relate to the continuing expansion and modernization of the cellular system, information technology, transmission equipment and the messaging system.

b.   Commitments to Anatel Goals (All unaudited)

     Service Quality

                                                                                          Actual in 1998
                                                                                 -------------------------------
            Indexes                                                ANATEL          Telebahia         Telergipe
                                                                  goals(%)         Celular(%)        Celular(%)
                                                               ----------------  ---------------  --------------
        System availability index..........................          98               99.95            100.00
        Loss (ERBs - CCC)..................................    (less than)3            0.03             0.00
        Voice channel ERB (HMM)............................    (less than)5            4.45             3.24
        Loss on HMM interconnection........................    (less than)3            0.10             1.32
        Probability of access in 1st attempt...............    (greater than)90       90.00            91.00
        Formal complaints from 100 subscribers per month...    (less than)5            0.60             0.57

     Services to districts

     Telebahia

                                                                                  ANATEL goals
                                                                          -----------------------------
               Anatel Goals                                                  Number                       Accomplished
                                                                               of             Due        through December
                                                                            districts        dates          31, 1998
          --------------------------------------------------------------- -------------- -------------- ------------------
           30-50 thousand inhabitants (covering a minimum of 70%)              29           Nov/2002           8
           50-75 thousand inhabitants (covering a minimum of 80%)              14           Nov/2001           13
           75-100 thousand inhabitants (covering a minimum of 90%)             4            Nov/2000           8
           100-200 thousand inhabitants (covering a minimum of 100%)           6            Nov/1999           7
           + 200 thousand inhabitants (covering 100%)                          2            Nov/1998           3

     Telergipe

                                                                                  ANATEL goals
                                                                          -----------------------------
               Anatel Goals                                                  Number                        Accomplished
                                                                               of             Due        through December
                                                                            districts        dates           31, 1998
          --------------------------------------------------------------- -------------- -------------- ------------------
               30-50 thousand inhabitants (covering a minimum of 70%)          4            Nov/2002          3
               50-75 thousand inhabitants (covering a minimum of 80%)          4            Nov/2001          3
               75-100 thousand inhabitants (covering a minimum of 90%)         -              -               -
               100-200 thousand inhabitants (covering a minimum of 100%)       -              -               -
               + 200 thousand inhabitants (covering 100%)                      1            Nov/1998          1

     All districts are covered by cellular services and all the goals have been attained, considering the ANATEL goals.

28.   Insurance

     At December 31, 1998, in the opinion of management, all significant and high risk assets and obligations were insured.

29.  Fair values of financial assets and liabilities

     Estimated fair values of the Companies' financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

     The fair value information as of December 31, 1997 and 1998 presented below is based on pertinent information available to management as of those dates

     Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

                                                                         1997         1997         1998        1998
                                                                         Book         Fair         Book        Fair
                                                                         Value        value        value       Value
                                                                    ------------ ------------ ------------ -----------
     Liabilities:
     Loans........................................                     145,839      140,779       89,441      75,475

     Cash, cash equivalents, trade accounts receivable, other current assets, accounts payable and accrued expenses

     The carrying value of cash, cash equivalents, trade accounts receivable, other current assets, accounts payable and accrued expenses are a reasonable estimate of their fair value. Cash equivalents are represented principally by short-term investments, their fair values, and that of other short-term investments and bank deposits not meeting the definition of cash equivalents, were estimated using rates currently offered for deposits of similar maturities.

     Loans and financing

     Interest rates that are currently available to the Companies for issuance of debt with similar terms and maturities were used to estimate fair value.

     Derivatives

     The Company does not have operations with derivatives to protect its liabilities related to loans and financing in foreign currency.

30. Subsequent event - changes in exchange policies by the Central Bank of Brazil and devaluation of Brazilian Real

     At the end of the first half of January, the Brazilian Central Bank changed its exchange policy, discontinuing the so-called exchange band through which it controlled the real fluctuation margin in relation to the US dollar; thereafter, the exchange rate was freely negotiated in the market. As a consequence of such change, the real devalued from R$1.2087 per US dollar to R$1.7240 as of May 31, 1999.

31.  Summary of the differences between Brazilian and US GAAP

     The Companies' accounting policies comply with generally accepted accounting principles in Brazil ("Brazilian GAAP"). Accounting policies which differ significantly from generally accepted accounting principles in the United States of America ("US GAAP") are described below:

a.   Different criteria for capitalizing and amortizing capitalized interest

     Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress is computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves.

     Under US GAAP, in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 34, "Capitalization of Interest Costs" interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

         The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

                                                                                            1997            1998
                                                                                       --------------- --------------
     Capitalized interest difference
        US GAAP capitalized interest:
          Interest which would have been capitalized and credited to income
          (Being interest incurred on loans from the Companies' parent and from third parties, except in years where total loans exceeded total construction-in-progress, when capitalized interest is reduced
          proportionately)......................................................           1,949           4,568
          Capitalized interest on disposals.....................................            --              (628)
                                                                                          ------          ------
                                                                                           1,949           3,940
        Less Brazilian GAAP capitalized interest:
          Interest capitalized and credited to income (Up to the limit of interest incurred on loans obtained for financing
          capital investments)..................................................          (4,657)         (2,064)
          Interest capitalized and credited to shareholders equity..............            (859)         (1,430)
                                                                                          ------          ------
               Total capitalized interest.......................................          (5,516)         (3,494)
          Capitalized interest on disposals.....................................            --             1,036
                                                                                          ------          ------
                                                                                          (5,516)         (2,458)
                                                                                          ------          ------
        US GAAP Difference......................................................          (3,567)          1,482
                                                                                          ======          ======

     Amortization of capitalized interest difference
          Amortization under Brazilian GAAP.....................................             593           1,214
          Capitalized interest on disposals.....................................            --              (153)
                                                                                          ------          ------
                                                                                             593           1,061

          Less amortization under US GAAP.......................................            (475)           (793)
          Capitalized interest on disposals.....................................            --                93
                                                                                          ------          ------
                                                                                            (475)           (700)
                                                                                          ------          ------
        US GAAP Difference......................................................             118             361
                                                                                          ======          ======

b.   Reversal of proposed dividends

     Under Brazilian GAAP proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders' meeting. Under US GAAP, dividends are not accrued until they are formally declared.

     The interest on shareholders' equity is a legal liability from the date it is declared, therefore, these amounts must be included as dividends in the year are proposed for US GAAP purposes.

c.   Pension and other post-retirement benefits

     The Companies participate in a multi-employer benefit plan that is operated and administered by Sistel, and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of US GAAP, the Company is considered to contribute to a multiemployer plan and consequently is required to disclose its annual contributions and the funded status of the plan.
Note 24 shows the funded status of Sistel. The provisions of SFAS No. 87, "Employers' Accounting for Pensions," for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

d.   Disclosure requirements

     US GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US GAAP.

e.   Interest income(expense)

     Brazilian GAAP requires interest to be shown as part of operating income. Under US GAAP interest income (expense) would be shown after operating income.

f.   Employees' profit share

     Brazilian GAAP requires employees' profit share to be shown as an appropriation of net income for the year. Under US GAAP employee profit sharing would be included as an expense in arriving at operating income.

g.   Permanent assets

     Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP the assets in this classification would be noncurrent assets.

h.   Price-level adjustments and US GAAP presentation

     The effects of price-level adjustments have not been eliminated in the reconciliation to US GAAP nor are the monetary gains or losses associated with the various US GAAP adjustments separately identified, because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes.

i.   Items posted directly to divisional equity or shareholders'equity

     Under Brazilian GAAP various items are posted directly to divisional equity or shareholders'equity, which under US GAAP would be posted to the consolidated statements of revenues and expenses/income. An example is capitalized interest. The posting of such items to divisional equity/shareholders'equity gives rise to adjustments in the consolidated statements of changes in divisional equity/shareholders'equity. Since the original postings to the equity accounts would, under US GAAP, be made directly to the consolidated statements of revenues and expenses/income, the adjustment is included in the reconciliation of the income differences between US and Brazilian GAAP.

j.   Income taxes

     In 1998, Tele Leste fully accrued for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are materially in accordance with SFAS 109 - Accounting for Income Taxes, except in connection with the deferred income tax effects of indexation adjustments of R$ 8,514 and R$6,096 in 1996 and 1997 respectively (see Note 2(c)(iii)) that were recorded directly against Divisional equity. Under U.S. GAAP the deferred tax effect of the 1996 and 1997 indexation for financial reporting purposes, would be charged to income and social contribution taxes in the consolidated statement of income. Additionally, the deferred tax effect of the US GAAP adjustments of R$346 and R$1,139 in 1996 and 1997 respectively, is not included in the reconciliation of income differences between US and Brazilian GAAP.

     In 1996 and 1997, Tele Leste did not present income taxes since the consolidated financial statements do not include interest income and unallocated interest expense as a result of nonspecific cash and debt not being allocated from Telebahia and Telergipe.

     Consequently, this is the only material difference in the implementation of SFAS 109 other than in relation to the U.S. GAAP adjustments described in this note to the consolidated financial statements. In addition, for US GAAP purposes, defferred tax and liabilities are classified as current or noncurrent based on the classification of the asset or liability attribued to the temporary difference.

k.   Earnings per share

     Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Since the capital structure of the Holding Company was not in place at December 31, 1996 and 1997, earnings per share was not presented for Brazilian GAAP in 1996 and 1997.

     In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share ("ADS") is equivalent to one thousand shares.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share". This new statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

     Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

     Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum of 6% of preferred capital, as defined in the Company's by-laws) and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Total dividends are calculated as described in Note 25(c). Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the monthly weighted-average number of common and preferred shares outstanding during the period. The weighted-average (thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since there are no dilutive shares to be issued.

     The weighted-average number of common and preferred shares used in computing basic earnings per share for 1998 was 124,369,031 thousand and 206,028,812 thousand respectively.

     The Company's preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend of R$0.07 per thousand preferred shares in 1998. The preferred shareholders would share equally in the undistributed earnings of the Company in the amount of R$0.06 per thousand preferred shares in 1998. The amount of dividends paid to the preferred shareholders exceeded the minimum dividends and was equal to the amount per share paid to the common shareholders.

     For 1997 and 1996, earnings per share has not been presented for US GAAP as the consolidated statement of revenues and expenses exclude interest income and unallocated interest expense and income taxes as a result of nonspecific cash and debt not being allocated from Telebahia and Telergipe.

1.   Valuation of Long-Lived Assets

     For US GAAP, effective January 1, 1997 the Companies adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with this standard, the Companies periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard did not have a material effect on the Companies' results or financial condition.

     Brazilian GAAP does not require cash flow computations in order to determine potential asset impairment.

m.   Retained earnings

     For Brazilian GAAP, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders' resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under U.S. GAAP, "retained earnings" allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as "distributable capital." As a result of the May 22, 1998 spin off, the Company had U.S. GAAP distributable capital of R$92,643 on May 22, 1998 and R$151,410 on December 31, 1998.

n.   Revenue recognition

     Until December 31, 1997, under both Brazilian and U.S. GAAP, revenues from activation fees were recognized upon activation of a customer's services. Under US GAAP, effective January 1, 1998, net revenues from activation fees are to be deferred and amortized over 12 months, the estimated effective contract life.

o.   Stock compensation

     As part of the privatization of the Telebras System, the Federal Government offered Telebras System employees the right to purchase the Federal Government's entire holding of Telebras preferred shares and preferred shares of each of the twelve new holding companies formed as a result of the breakup of Telebras ("New Holding Companies") (representing 2.18% of the outstanding capital stock of Telebras and of each New Holding Company) at a price of R$69.24 per lot of 13,000 shares (each a "lot" and comprised of 1,000 preferred shares of each of Telebras and the twelve New Holding Companies). This price represents a 50% of discount from the market price of 1,000 Telebras preferred shares at the time the Federal Government authorized the plan. Each employee had the right to purchase up to 144 lots of 13,000 preferred shares, subject to proration if the shares were oversubscribed.

     The Federal Government had made 7.2 million lots available for sale, or 60% off the 12.1 million lots that would be taken up if each employee purchased the maximum 144 lots allowed. The original period to sign up to purchase the shares ended on October 30, 1998. On August 4, 1998, the date on which the offer employees commenced and the measurement date for the measurement date for 60% of the shares, the market price of 1,000 Telebras shares was R$ 127,20. Under US GAAP, the charge was approximately R$1,038, which represents Telebahia Celular's and Telergipe Celular's share of the offer price/market price differential on 60% of the shares offered for which the measurement date was August 4, 1998. As of October 30, 1998, the original expiration of the program, employees of Telebahia Celular and Telergipe Celular had subscribed to 17,901 lots. This amount is slightly below the 60% pro rata portion available to those employees. The Brazilian government extended the expiration of the program to April 9, 1999. Pursuant to the extension, employees could rescind their subscriptions at any time prior to April 9, 1999 and shares relating to rescinded subscriptions were reassigned to the remaining subscribers on a pro rata basis.

     Although the Federal Government, rather than the Company or Telebras offered the shares to employees, under U.S. GAAP deemed compensation amount is "pushed down" to each of the New Holding Companies in accordance with the number of shares purchased by each New Holding Company and its subsidiaries' employees.

     Reconciliation of the income differences between US and Brazilian GAAP

                                                                  1996       1997       1998
                                                                 -------    -------    -------
Consolidated  net income as reported .........................      --         --       42,055
Income before interest income, unallocated interest expense
   and taxes as reported .....................................    85,915     91,779       --
Add (deduct):
   Different criteria for:
     Capitalized interest ....................................    (1,035)    (3,567)     1,482
     Amortization of capitalized interest ....................        28        118        361
   Items posted directly to Shareholders' equity
     Capitalized interest ....................................       231        859      1,430
     Fiscal incentive ........................................      --         --        1,341
     Other consolidation adjustemnts .........................      --         --            4
     Stock Compensation ......................................      --         --       (1,038)
   Deferred revenues on activation fees ......................      --         --       (3,498)
   Deferred tax effect of the above adjustments ..............      --         --          546
   Effect of minority interests on the above adjustments .....       109        270        240
                                                                 -------    -------    -------
   US GAAP income before interest income, unallocated interest
     expense and taxes .......................................    85,248     89,459
                                                                 =======    =======
   US GAAP net income ........................................                          42,923
                                                                                        ======
        Net income per thousand shares in accordance with US GAAP
        Common shares--Basic............................................                  0,13
                                                                                   ===========
        Weighted average (thousand) common shares outstanding...........           124,369,031
        Common shares--Diluted..........................................                  0,13
                                                                                   ===========
        Weighted average (thousand) common shares outstanding...........           124,369,031
        Preferred shares--Basic.........................................                  0,13
                                                                                   ===========
        Weighted average (thousand) Preferred shares outstanding........           206,028,812
        Preferred shares--Diluted.......................................                  0,13
                                                                                   ===========
          Weighted average (thousand) Preferred shares outstanding......           206,028,812

     Reconciliation of the shareholders' equity/divisional equity differences between US and Brazilian GAAP

                                                                         1997       1998
                                                                       --------    --------
Total divisional equity/shareholders' equity as reported............    194,329     270,966
Add (deduct):
    Different criteria for:
       Capitalized interest ........................................     (4,952)     (3,470)
       Amortization of capitalized interest ........................        (73)        288
    Reversal of proposed dividends .................................       --         8,306
    Deferred revenues on activation fees ...........................       --        (3,498)
    Deferred tax effects of the above adjustments ..................      1,658       2,204
    Effect of minority interest on the above adjustments............        520         617
                                                                       ========    ========
US GAAP divisional equity/shareholders' equity .....................    191,482     275,413
                                                                       ========    ========
US GAAP supplementary information:
    Total assets ...................................................    405,580     489,131
                                                                       ========    ========
    Property, plant and equipment ..................................    419,076     446,823
    Accumulated depreciation .......................................    (50,173)    (81,574)
                                                                       ========    ========
    Net property, plant and equipment ..............................    368,903     365,249
                                                                       ========    ========

     Changes in divisional equity/shareholders'equity in accordance with US GAAP

                                                            Divisional
                                                              Equity/
                                                           Shareholders
                                                              equity
                                                           ------------
Balance at December 31, 1995 ............................     55,093
Income before interest income, unallocated
    interest expense and taxes ..........................     85,248
Net interdivisional cash receipt ........................     47,118
Deferred tax on indexation of permanent assets ..........     (8,514)
Deferred tax on other US GAAP adjustments ...............        346
Minority interests effects other than on income .........     (3,558)
                                                            --------
Balance at December 31, 1996 ............................    175,733

Income before interest income, unallocated
    interest expense and taxes ..........................     89,459
Net interdivisional cash distribution ...................    (65,625)
Deferred tax on indexation of permanent assets ..........     (6,096)
Deferred tax on other US GAAP adjustments ...............      1,139
Minority interests effects other than on income .........     (3,128)
                                                            --------
Balance at December 31, 1997 ............................    191,482

Additional net assets received on the breakup of Telebras     56,963
Net income for the year .................................     42,923
Stock compensation net of minority interest of R$143 ....        895
Interest on shareholders' equity paid ...................    (16,850)
                                                            ========
Balance at December 31, 1998 ............................    275,413
                                                            ========

32.   Additional disclosures required by US GAAP

a.   Pension and post-retirement benefits

     The Companies, together with substantially all of the other companies in the former Telebras group, participate in a multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by Sistel. The funded status of the Sistel pension and other post-retirement benefit plans and the related actuarial assumptions in accordance with US GAAP, are as follows:

     Pension benefit plan

                                                                                    1997           1998
                                                                               -------------- --------------
     Funded status:
          Accumulated benefit obligation:
            Vested .....................................................          1,919,975      2,421,646
            Non vested..................................................          3,479,300      4,018,319
                                                                                ------------   ------------
            Total.......................................................          5,399,275      6,439,965
                                                                                ============   ============
     Projected benefit obligation.......................................          7,258,074      8,281,791
     Fair value of plan assets..........................................         (3,897,051)    (3,811,718)
                                                                                ------------   ------------
     Projected obligation in excess of assets...........................          3,361,023      4,470,073
                                                                                ============   ============

     The actuarial assumptions used were as follows:

         Discount rate for determining projected benefit obligations........        6.00%           6.00%
         Rate of increase in compensation levels............................        3.25%           3.25%
         Expected long-term rate of return on plan assets...................        6.00%          10.00%

     The above are real rates and exclude inflation.

     Amortization of the unrecognized liability at transition: 18.19 years commencing on January 1, 1991.

     Change in benefit obligation

                                                              1997          1998
                                                           ----------    ----------
     Benefit obligation at the beginning of year .......    6,022,228     7,258,074
     Service cost ......................................      323,536       385,239
     Interest cost .....................................      358,102       455,256
     Benefits paid
                                                             (142,355)     (192,155)
     Administrative expenses ...........................      (22,074)      (24,763)
     Actuarial (gain) loss .............................      718,637       400,140
                                                           ----------    ----------
     Benefit obligation at end of year
                                                            7,258,074     8,281,791
                                                           ==========    ==========

     Change in plan assets
                                                              1997          1998
                                                           ----------    ----------
     Fair value of plan assets at beginning of year
                                                            3,112,848     3,897,051
     Employer contribution .............................      209,483       210,534
     Plan participants' contribution ...................      114,165       119,594
     Benefits paid
                                                             (142,355)     (192,155)
     Administrative expenses ...........................      (22,074)      (24,763)
     Actual return on plan assets ......................      624,984
                                                                           (198,543)
                                                           ----------    ----------
     Fair value of plan assets at end of year
                                                            3,897,051     3,811,718
                                                           ==========    ==========

     Other post-retirement benefits plan
                                                              1997          1998
                                                           ----------    ----------
     Funded status:
        Accumulated post-retirement benefit obligations:
           Retirees and dependents .....................      380,561       442,769
           Fully eligible active plan participants .....       34,589        31,282
           Other active plan participants ..............      997,791       984,650
                                                           ----------    ----------

                                                            1,412,941     1,458,701
                                                           ----------    ----------
           Fair value of plan assets ...................      (96,141)      (99,238)
                                                           ----------    ----------
           Obligations in excess of plan assets.........    1,316,800     1,359,463
                                                           ==========    ==========

     Amortization of the unrecognized liability at transition: 18.84 years commencing on January 1, 1992.

     Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 6.48% in 1998 decreasing to 2.00% in 2047. The effect of a one percent annual increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefits obligation at December 31, 1998 by R$238,530. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.

     The funded status of the pension and post retirement plans under Brazilian and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and US GAAP.

     Change in benefit obligation

                                                              1997          1998
                                                           ----------    ----------
      Benefit obligation at the beginning of year ..        1,170,230     1,412,941
      Service cost .................................           50,264        49,752
      Interest cost ................................           72,876        75,615
      Benefits paid ................................          (10,239)      (14,208)
      Administrative expenses ......................           (1,682)       (1,948)
      Actuarial (gain) loss ........................          131,492       (63,451)
                                                           ----------    ----------
      Benefit obligation at end of year ............
                                                            1,412,941     1,458,701
                                                           ==========    ==========

     Change in plan assets
                                                              1997          1998
                                                           ----------    ----------
     Fair value of plan assets at beginning of year           69,506        96,141
     Employer contribution ........................           25,896        23,328
     Plan participants' contribution ..............             --            --
     Benefits paid ................................           (8,028)      (11,998)
     Administrative expenses ......................           (1,681)       (1,948)
     Actual return on plan assets .................           10,448        (6,285)
                                                           ----------    ----------
     Fair value of plan assets at end of year .....           96,141        99,238
                                                           ==========    ==========

     The net assets of the plans differ under Brazilian and US GAAP principally due to the accrual of income tax contingencies of the pension fund for US GAAP purposes in the amount of R$487,269 and R$636,652 in 1997 and 1998, respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP the liability is recorded but not deducted from plan assets for disclosure purposes.

b.   Concentration of risks

     Credit risk with respect to trade accounts receivable is diversified. The Companies continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is twenty days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

     In conducting its businesses, Telebahia Celular S.A. and Telergipe Celular S.A. are fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

     Approximately 34% of all employees are members of state labor unions associated with either the Federacao Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel"), or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). The Companies negotiate new collective labor agreements every year with the local union. The collective agreements currently in force expire in November 1999.

     There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies' operations.

c.   New accounting pronouncements

SFAS No. 130, "Reporting Comprehensive Income"

     SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of consolidated financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other consolidated financial statements.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"

     SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of: information concerning revenues derived from the enterprise's products or services, countries in which it earns revenues or holds assets, and major customers.

     The Companies operate solely in one segment for local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Bahia and Sergipe.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("FAS 133"). SFAS No. 133 is effective for transactions entered into after January 1, 2000. FAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company is in the process of determining the impact that the adoption of FAS 133 will have on its results of operations and financial positions.

SOP 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal Use"

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1), effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires the capitalization of certain costs incurred during an internal-use development project. The adoption of SOP 98-1 is not expected to have a material impact on the Company's financial position or results of operations.

                                  Exhibit Index


    Exhibit                                                               Page
    Number               Description of Exhibit                          Number
    ------               ----------------------                          ------

     3.1                 Amendment to the Charter of the Holding
                         Company previously filed with the Holding
                         Company's Registration Statement on September 18, 1998, together with an English translation.